NEXMED



Developing Patient Friendly Drugs

2007 ANNUAL REPORT

Our Platform Technology

NexMed's *transdermal drug delivery technology*—**NexACT®**—represents an important breakthrough in providing a highly effective topical therapeutic approach to the diseases that are currently being treated by systemic (oral or injectable) therapy. The patented NexACT® technology utilizes formulations containing novel excipients to overcome the skin's natural barrier properties and enables the rapid penetration of high concentrations of active drug directly to the skin or mucous membranes, thereby resulting in new and improved topical and transdermal therapies. These new topical and transdermal formulations efficiently deliver the active drugs directly to the affected site, thus eliminating or significantly reducing systemic side effects that often accompany oral or injectable medications. Also, the NexACT® formulations can efficiently deliver systemic medication through the transdermal route, where oral or injectable medications are associated with certain side effects and poor patient compliance. In addition, many other traditional skin permeation enhancers can be combined with NexACT® to provide synergistic effects on skin permeation for poorly permeable drugs.

NexACT® Platform Technology

Enhancers with Chemical Structures that Mimic the Natural Biochemicals in the Skin


Rapid Delivery of Active Ingredient to the Skin and Underlying Structures
Conventional Formulation
NexACT® Formulation
Slow/No Absorption
Very Fast Absorption
Capillary Bed To Systemic Circulation
Rapid Penetration
Epidermis (Stratum Corneum)
Dermis
Systemic Circulation

Our Topical Product Pipeline

[illegible]	Indication	Partner/ Territory	Pre-clinical	IND	Phase I	Phase II	Phase III	FDA
Alprostadil	Erectile Dysfunction	Warner Chilcott/U.S.						
Terbinafine	Anti-Fungal (Onychomycosis)	Novartis/Global						
Alprostadil	Female Sexual Arousal Disorder							
Undisclosed	Psoriasis							

Our Business Strategy

Drugs *(off-patent or losing patent protection)*

- With proven safety & efficacy
- Not patient friendly
- Alternative delivery
- For improved patient compliance

NexACT®

New Topical Products

- High efficacy & safety
- Patient friendly
- Improved compliance
- Extended brand life

R & D Investment

Probability of Success


NEXMED

While 2007 was a time to lay the groundwork for growth, we expect 2008 to be a year of transformation for NexMed.

To Our Stockholders:

2007 was a year of numerous accomplishments for NexMed. The most notable of these was that Novartis, our global licensing partner for our onychomycosis product, entered into the last phase of testing in the ongoing Phase 3 trials in the U.S. and Europe, which are scheduled for completion in mid-2008. In addition, we submitted our first-ever NDA for review by the FDA and executed the U.S. licensing agreement with Warner Chilcott for our topical erectile dysfunction product.

Last year, we pledged to manage our finances responsibly, advance our NexACT®-based products through targeted development activities, and secure additional strategic collaborations and partnerships. We are proud to report that we attained each of these goals.

With our increased presence at industry events, and our progress during 2007, the investment community has taken notice and responded positively to the new NexMed story, with institutional investors increasing their ownership of our common stock to 44% in 2007.

In addition, Hem Pandya joined NexMed as Chief Operating Officer. With his extensive experience in the areas of business development, alliance management, strategic planning, and commercial operations, Hem brings a wide spectrum of critically important operational and managerial skills to NexMed. And, together with Mark Westgate, our Chief Financial Officer, we will shape the Company for continued growth.

Of course, we cannot plan for the future without acknowledging the contributions of the entire NexMed team in 2007. We wish to thank our employees for their hard work and commitment to NexMed, and also thank our Board of Directors and stockholders for their faith in our corporate mission.

On the research and development front, we continue to focus our efforts on developing patient friendly drugs that incorporate our proprietary NexACT® technology. Our goal is to pursue opportunities that can replicate the success of our licensed products. To that end, we have launched a new development program for psoriasis, a highly common dermatological condition. Our efforts are driven by an inter-disciplinary approach which should maximize our chance for success.

While 2007 was a time to lay the groundwork for growth, we expect 2008 to be a year of transformation for NexMed. A major event for us will be the availability of final Phase 3 data from the Novartis trials, which is expected during the second half of the year. Assuming the results are positive, we will support Novartis in their efforts to file for product approval in the U.S. and in Europe. Meanwhile, we are working closely with Warner Chilcott on the FDA approval process for our ED product. We are also busy preparing our facility for commercial manufacturing of our ED Product. Along with supporting our two existing partnerships in 2008, we will continue to advance our psoriasis program into clinical development and pursue additional partnerships for all of our products under development, while managing our finances responsibly.

In closing, much is happening at NexMed. We look forward to sharing with you our success in the coming year.

Sincerely,

Vivian H. Liu
Chief Executive Officer

March 14, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to

Commission file number 0-22245

NEXMED, INC.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	**87-0449967**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

89 Twin Rivers Drive, East Windsor, NJ 08520
(Address of Principal Executive Offices) (Zip Code)

(609) 371-8123
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $.001	**The NASDAQ Capital Market**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one): Large accelerated filer __ Accelerated filer X Non-accelerated filer ___(do not check if a smaller reporting company) Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

As of March 10, 2008, 83,108,002 shares of the common stock, par value $.001, of the registrant were outstanding. and the aggregate market value of the common stock held by non-affiliates, based upon the last sale price of the registrant's common stock on June 30, 2007, was approximately $150 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement to be delivered to our stockholders in connection with the Company's 2008 Annual Meeting of Stockholders (the "2007 Proxy Statement") are incorporated by reference into Part III of this Report.

NEXMED, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

ITEMS IN FORM 10-K

PART I.

ITEM 1. BUSINESS.

Some of the statements contained in this Report discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements include statements regarding the intent, belief or current expectations of the Company and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. These risks and uncertainties include but are not limited to, those risks and uncertainties set forth under the heading "Factors That Could Affect Our Future Results" in Item 1A of this Report. In light of the significant risks and uncertainties inherent in the forward-looking statements included in this Report, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

General

We are a Nevada corporation and have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems. We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT®, which may enable an active drug to be better absorbed through the skin.

The NexACT® transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT® technology would improve therapeutic outcomes and reduce systemic side effects that often accompany oral and injectable medications. We have applied the NexACT® technology to a variety of compatible drug compounds and delivery systems, and, on our own or through development partnerships, are in various stages of developing new topical treatments for male and female sexual dysfunction, nail fungus, psoriasis, and other dermatological conditions. We intend to continue our efforts developing topical treatments based on the application of NexACT® technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

On June 18, 2007, Vivian H. Liu was appointed as our Chief Executive Officer. Ms. Liu succeeded Richard J. Berman, who was elected by the Board to serve as its non-executive Chairman. Mr. Berman was our interim Chief Executive Officer from January 2006 through June 2007 and has served as a Director of NexMed since 2002. At the Annual Meeting of Stockholders on June 18, 2007, Ms. Liu was also elected to serve on the Board of Directors for a three-year term. On November 2, 2007, we announced the appointment of Mr. Hem Pandya to the position of Vice President and Chief Operating Officer. In addition, we have formed a Scientific Advisory Board headed by Dr. David Tierney, who also serves as a Director on the Board of Directors. The focus of the Scientific Advisory Board is to assist us in evaluating our current pipeline consisting of early stage NexACT® based products under development, and also assist us in identifying and evaluating new product development opportunities going forward.

We have an exclusive global licensing agreement with Novartis International Pharmaceutical Ltd. ("Novartis"), for NM100060, our proprietary nail lacquer treatment for onychomycosis (nail fungal infection). Under the agreement, Novartis acquired the exclusive worldwide rights to NM100060 and has assumed all further development, regulatory, manufacturing and commercialization responsibilities as well as costs. Novartis agreed to pay us up to $51 million in upfront and milestone payments on the achievement of specific development and regulatory milestones, including an initial cash payment of $4 million at signing. In addition, we are eligible to receive royalties based upon the level of sales achieved.

On July 9, 2007, we announced that Novartis had completed patient enrollment for the Phase 3 clinical trials for NM100060. The Phase 3 program for NM100060 consists of two pivotal, randomized, double-blind, placebo-controlled studies. The parallel group studies are designed to assess the efficacy, safety and tolerability of NM100060 in patients with mild to moderate toenail onychomycosis. Approximately 1,000 patients are enrolled in the two studies, which are taking place in the U.S., Europe, Canada and Iceland. The Phase 3 program is expected to be completed in mid-2008.

The completion of patient enrollment in the ongoing Phase 3 clinical trials for NM100060 has triggered a $3 million milestone payment from Novartis. Pursuant to the terms of the licensing agreement with Novartis, this payment was due on February 4, 2008, or 7 months after last patient enrolled in the Phase 3 studies. However, the agreement also provides that clinical milestones paid to us by Novartis shall be reduced by 50% until we receive an approved patent claim on the NM100060 patent application which we filed with the U.S. patent office in November 2004. As such, we received $1.5 million from Novartis on March 4, 2008. In January 2008, we received the first Office Action from the U.S. Patent Office. Based on the Office Action received, we expect to receive before the end of the year an approved patent claim which would trigger an additional $2 million patent milestone due from Novartis, and cause Novartis to release to us the balance of $1.5 million remaining from the $3 million patient enrollment milestone. However, there is no certainty that we will receive an approved patent claim for NM100060 this year or at all.

In March 2007, Novartis commenced a comparator study in ten European countries. Over 900 patients with mild to moderate onychomycosis are participating in this open-label study, which is designed to assess the safety and tolerability of NM100060 (terbinafine 10% topical formulation) versus locery® (amorolfine) 5% nail lacquer, a topical treatment for onychomycosis that is approved in Europe. The comparator study is expected to be completed during the second half of 2008 and the data will be included in the European regulatory application.

The most advanced of our products under development is our topical alprostadil-based cream treatment intended for patients with erectile dysfunction ("the ED Product"), which was previously known as Alprox-TD®. Our New Drug Application ("NDA") was filed and accepted for review by the FDA in September and November 2007, respectively. As such, according to the Prescription Drug User Fees Act ("PDUFA"), the FDA's expected target action date regarding approval of our NDA is July 19, 2008, assuming the FDA does not require any significant additional studies or information during the review process.

On November 1, 2007, we licensed the U.S. rights of our ED Product to Warner Chilcott Company, Inc. ("Warner"). Warner paid us $500,000 upon signing and agreed to pay us up to $12.5 million on the achievement of specific regulatory milestones and will undertake the manufacturing investment and any other investment for further product development that may be required for product approval, including an estimated $2 million for improvements to our East Windsor manufacturing facility in order for the facility to be ready for commercial manufacturing. Additionally, Warner is responsible for the commercialization of our ED Product. However, should Warner determine that it does not wish to continue the regulatory approval process for our ED Product then the licensing agreement would terminate and all rights would revert back to us.

The NDA for our ED Product is based on a formulation that requires refrigeration for stability. We have developed the prototype for a non-refrigerated ED Product. We estimate that $5 million will have to be invested in the scale-up (developing the prototype to production level) of the room temperature version of the ED Product. Pursuant to the Warner contract, Warner would fund the development expenses for the room temperature ED Product if Warner and NexMed jointly decide to switch to the room temperature ED Product for commercialization.

We have taken the position that the safety data of the product, which is based on our clinical database of over 3,000 patients, should be sufficient for filing for marketing approval in the U.S., Canada and Europe and, therefore, we do not need to conduct a 12-month open-label study as indicated by ICH (International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use) guidance.

In terms of the NDA filing in the U.S., there has been no discussion with the FDA concerning our regulatory position that the 3,000 patient clinical data base is sufficient to be accepted in lieu of the ICH guidance for the 12 month open-label study. As such, we will learn whether the FDA agrees with our position as they are reviewing our NDA. We currently estimate the cost to complete a 12 month open-label study to be approximately $8 million. Warner will undertake the investment necessary to complete the 12 month open-label study should it be required by the FDA. Should Warner determine that it does not wish to seek further regulatory approval of our ED Product then the licensing agreement would terminate and all rights would revert back to the Company. There is always the risk that we will not be successful in convincing the FDA to approve the product for marketing.

In January 2008, the FDA began and completed the pre-approval inspection ("PAI") of our facility which is a requirement upon the filing of the NDA for our ED Product. The PAI is conducted by the FDA to ensure that our facility is in compliance with Good Manufacturing Practices ("GMP") as defined by FDA regulations and to determine if we have the ability to begin commercial manufacturing upon approval of the NDA. The PAI was completed with certain observations made by the FDA and a withhold was placed on the facility, which means that the facility is currently not approved by the FDA for commercial manufacturing. The withhold status does not prevent the FDA from reviewing other components of the NDA for approval of our ED product. We are currently working with the FDA to assess and respond to their observations in a timely manner in order to ensure that our facility is compliant with GMP well in advance of commercial manufacturing. While Warner intends to manufacture our ED Product in the future, our facility is listed as the manufacturing and quality control laboratory in the NDA and will likely be the initial site for commercial manufacturing of our ED Product upon its approval for commercialization.

On February 21, 2007, the Canadian regulatory authority, Health Canada, informed us that the lack of a completed 12-month open label safety study would not preclude them from accepting and reviewing our New Drug Submission ("NDS") in Canada which we filed on October 19, 2007. The review and approval process in Canada typically takes about 12 months. Even though we are encouraged by the initial positive feedback from Health Canada, the risk remains that we may not be successful in convincing them to approve our product for marketing.

On April 20, 2007, the United Kingdom regulatory authority, Medicines and Healthcare Products Regulatory Agency (the "MHRA") also informed us that the safety data that we have compiled to date was sufficient for the Marketing Authorization Application ("MAA") to be filed and accepted for review in the United Kingdom. We had another guidance meeting with the MHRA in January 2008 and received additional input for the preparation of our MAA. However, the MHRA informed us at that time that due to the backlog of MAA filings, they would not be able to receive and start reviewing our MAA until February 2009. As a result of the MHRA's backlog, we are evaluating the opportunity to use another reference state for our filing under the mutual recognition system to accelerate the filing in Europe. Even though we are encouraged by the initial positive feedback from the MHRA, the risk remains that we may not be successful in convincing the MHRA and other European regulatory authorities to approve our product for marketing.

We are also developing Femprox®, which is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed nine clinical studies to-date, including one 98-patient Phase 2 study in the U.S. for Femprox®, and also a 400-patient study for Femprox® in China, where the cost for conducting clinical studies is significantly lower than in the U.S. We do not intend to conduct additional studies for this product until we have secured a co-development partner, which we are actively seeking.

We have also continued early stage development work for our product pipeline with the goal of focusing our attention on product opportunities that would replicate the model of our licensed anti-fungal nail treatment. Our current efforts are focused on the development of viable topical treatments for psoriasis, a common dermatological condition.

Research and Development

Our research and development expenses for the years ended December 31 2007, 2006 and 2005 were $5,022,671, $5,425,137 and $11,222,099, respectively. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, through December 31, 2007, we have spent $91,492,702 on research and development.

Patents

We have thirteen U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT® -based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

The following table identifies our thirteen U.S. patents issued for NexACT® technology and/or our NexACT®-based products under development, and the year of expiration for each patent:

Patent Name	Expiration Date
Biodegradable Absorption Enhancers	2008
Biodegradable Absorption Enhancers	2009
Compositions and Methods for Amelioration of Human Female Sexual Dysfunction	2017
Topical Compositions for PGE1 Delivery	2017
Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery	2017
Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2017
Medicament Dispenser	2019
Crystalline Salts of dodecyl 2-(N, N-Dimethylamino)-propionate *	2019
Topical Compositions Containing Prostaglandin E_1	2019
CIP: Topical Compositions Containing Prostaglandin E_1	2019

Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
CIP: Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
Topical Stabilized Prostaglandin E Compound Dosage Forms	2023

* Composition of matter patent on our NexACT® technology which is included in all of our current products under development

The two patents covering the first generation of the NexACT® technology enhancer will expire in 2008 and 2009. However, our current products under development contain the second generation of the NexACT® technology which is protected by a patent that will expire in 2019.

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

While we believe that our patents would prevail in any potential litigation, the holders of competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

Segment and Geographic Area Information

You can find information about our business segment and geographic areas of business in Note 15 of the Notes to Consolidated Financial Statements in Item 8.

Employees

As of March 12, 2008, we had 24 full time employees, 3 of whom have a Ph.D degree, 3 of whom are executive management and 17 of whom are engaged in research and development activities. We also rely on a number of consultants. None of our employees is represented by a collective bargaining agreement. We believe that we have a good relationship with our employees.

Executive Officers of the Registrant

The Executive Officers of the Company are set forth below.

Name	Age*	Title
Vivian H. Liu	46	Director, President and Chief Executive Officer and Secretary
Hemanshu Pandya	36	Vice President and Chief Operating Officer
Mark Westgate	38	Vice President and Chief Financial Officer and Treasurer

*As of March 1, 2008

Vivian H. Liu is, and has been, our President and Chief Executive Officer since June 2007 and Secretary since 1995, and also a Director of the Company since June 2007. Ms. Liu served as the Company's Executive Vice President and Chief Operating Officer from January 2006 to June 2007, Vice President of Corporate Affairs from September 1995 until December 2005, Acting Chief Executive Officer from December 2005 until January 2006, Chief Financial Officer from January 2004 until December 2005, Acting Chief Financial Officer from 1999 to January 2004 and Treasurer from September 1995 through December 2005. In 1994, while the Company was in a transition period, Ms. Liu served as Chief Executive Officer. From 1985 to 1994, Ms. Liu was a business and investment adviser to the government of Quebec and numerous Canadian companies with respect to product distribution, technology transfer and investment issues. Ms. Liu received her MPA in International Finance from the University of Southern California and her B.A. from the University of California, Berkeley.

Hemanshu Pandya is, and has been, our Vice President and Chief Operating Officer since October 2007. Mr. Pandya most recently served as Chief Commercial Officer for Putney, Inc., a start-up veterinary pharmaceutical company from March 2007 to July 2007. From August 2005 to December 2006, and prior to its merger with Watson Pharmaceuticals, Inc., Mr. Pandya was Senior Vice President of Business Development and Strategic Alliances for Andrx Pharmaceuticals, Inc., where he managed the licensing and co-development opportunities with strategic global partners. From August 2002 to August 2005, Mr. Pandya served as Vice President of Corporate Development and Commercial Operations for Able Laboratories, Inc. Prior to August 2002, Mr. Pandya served in various senior management positions with Ivax Pharmaceuticals, Inc. and Faulding/Purepac Pharmaceutical Company (subsequently Alpharma, Inc.). He received his Bachelor's Degree from Rutgers University.

Mark Westgate is, and has been, our Vice President, Chief Financial Officer and Treasurer since December 2005. From March 2002 to December 2005, Mr. Westgate served as our Controller. He has over sixteen years of public accounting and financial management experience. From August 1998 to March 2002, Mr. Westgate served as Controller and Director of Finance for Lavipharm Laboratories Inc, a company specializing in drug delivery and particle design. Prior to joining Lavipharm, he was a supervisor at Richard A. Eisner & Company, LLP where he performed audits and provided tax advice for clients in various industries including biotech. Mr. Westgate is a Certified Public Accountant and a member of the New York State Society of Certified Public Accountants. He holds a B.B.A. in public accounting from Pace University.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an Internet website address at http://www.nexmed.com. We make available free of charge on our internet website address our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may also read and copy any document we file at the Securities and Exchange Commission's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's website at http://www.sec.gov.

ITEM 1A. RISK FACTORS.

FACTORS THAT COULD AFFECT OUR FUTURE RESULTS

RISKS RELATED TO THE COMPANY

We will need additional funds to continue our operations through 2008.

Our cash reserves as of the date of this report are $3.6 million. We received a $1.5 million milestone payment from Novartis on March 4, 2008 pursuant to the terms of the licensing agreement whereby the payment was due seven months after the completion of patient enrollment for the Phase 3 clinical trials for NM100060, which occurred in July 2007. Although the completion of patient enrollment in the ongoing Phase 3 clinical trials for NM100060 triggers a $3 million milestone payment from Novartis, the agreement also provides that clinical milestones paid to us by Novartis shall be reduced by 50% until we receive an approved patent claim on the NM100060 patent application filed with the U.S. patent office in November 2004. Our cash reserves provide us with sufficient cash to fund our operations only through the end of the second quarter of 2008 based on our projected 2008 overhead expenses of approximately $500,000 per month and the anticipated expenditure of approximately $1.2 million in direct expenses budgeted for our early stage products under development and remaining costs related to the NDS in Canada for our ED Product. Upon receiving an approved claim on the NM100060 patent application, we will receive the balance of $1.5 million due from the patient enrollment milestone as well as a $2 million patent milestone from Novartis. These additional milestones, which we expect to receive in 2008, provide sufficient cash reserves to fund our operations through the end of the year. However, there is no certainty that we will receive an approved patent claim for NM100060 this year or at all. Should we not receive an approved patent claim before the second quarter 2008, it will be necessary to obtain additional funding to continue our operations in 2008.

On March 5, 2008 we executed a non-binding term sheet with a potential buyer to close a sale-leaseback transaction on our East Windsor, New Jersey facility in the second quarter at a purchase price of $7 million. The closing of this transaction in the second quarter, along with our current cash reserves, would provide sufficient funding for our operations through 2008. However, there is no assurance that we can agree on terms and close this transaction in the second quarter of 2008 or at all.

We continue to incur operating losses.

Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $134,518,102 since our inception and through December 31, 2007. Our ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful licensing or commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development or from licensing fees, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in licensing, manufacturing, distributing and marketing our proposed products.

Our independent registered public accounting firm has doubt as to our ability to continue as a going concern.

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern, and accordingly, our independent registered public accounting firm has modified their report on our December 31, 2007 consolidated financial statements included in our annual report on Form 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is dependent upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses at least until successful commercialization of one or more of our products, and we may never operate profitably in the future.

We will need partnering agreements and significant funding to continue with our research and development efforts, and they may not be available.

Our research and development expenses for the years ended December 31, 2007, 2006 and 2005 were $5,022,671, $5,425,137 and $11,222,099, respectively. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, through December 31, 2007 we have spent $91,492,702 on research and development. Given our current level of cash reserves and low rate of revenue generation, we will not be able to fully advance our products under development unless we enter into additional partnering agreements. If we are successful in entering into additional partnering agreements for our products under development, we may receive milestone payments, which will offset some of our research and development expenses.

We will also need significant funding to pursue our overall product development plans. In general, products we plan to develop will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant investment prior to their commercialization. Even with funding, research and development activities may not be successful; our products may not prove to be safe and effective; clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.

We currently have no sales force or marketing organization and will need, but may not be able, to attract marketing partners or afford qualified or experienced marketing and sales personnel.

In order to market our proprietary products under development, we will need to attract additional marketing partner(s) that will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with domestic and additional international distributors and marketing partners and (2) an effective internal marketing organization. Consummation of partnering arrangements is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

Pre-clinical and clinical trials are inherently unpredictable. If we or our partners do not successfully conduct these trials, we or our partners may be unable to market our products.

Through pre-clinical studies and clinical trials, our products must be demonstrated to be safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow for prediction of results in later-stage testing. Future clinical trials may not demonstrate the safety and effectiveness of our products or may not result in regulatory approval to market our products. Commercial sales in the United States of our products cannot begin until final FDA approval is received. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

We depend on Novartis to realize the potential of NM100060, and, if we successfully enter into similar licensing agreements for other products, we will similarly be dependent upon our other partners.

In September 2005, we announced a global licensing agreement with Novartis, pursuant to which Novartis acquired the exclusive worldwide rights to NM100060, our topical anti-fungal nail treatment product, and agreed to pay us up to $51 million on the achievement of specific development and regulatory milestones and assume all costs and responsibilities related to NM100060. In addition, Novartis agreed to pay us royalties based upon the level of sales achieved. To date, we have received $4 million from Novartis. In order to realize the full potential of NM100060, we will depend upon Novartis for the development, manufacturing and commercialization of NM100060 and for obtaining regulatory approval of NM100060. In addition, many of the milestones upon which the Company would receive payment are based upon the satisfaction of criteria set by Novartis and the determination by Novartis to seek regulatory approval for the drug. Novartis may terminate the licensing agreement, in its entirety or on a country-by-country basis, by providing the Company up to 180 days notice. However, in such case Novartis would be obligated to complete the first Phase 3 clinical trial for the product and the rights to NM100060 would revert back to NexMed. Since we intend to pursue similar licensing arrangements for other products, we will similarly be dependent on our partners to realize the full potential of such products.

We depend on Warner Chilcott to realize the potential of our ED Product in the United States.

In November 2007, we announced a U.S. licensing agreement with Warner pursuant to which Warner acquired the exclusive U.S. rights to our ED Product, and agreed to pay us up to $12.5 million on the achievement of specific regulatory milestones and assume all costs and responsibilities related to the development, manufacturing and commercialization of our ED Product. In addition, Warner agreed to pay us royalties based upon the level of sales achieved. In order to realize the full potential of our ED Product in the U.S., we will depend upon Warner for the development, manufacturing and commercialization of our ED Product. However, should Warner determine that it does not wish to continue to seek regulatory approval of our ED Product then the licensing agreement would terminate and all rights would revert back to the Company.

Patents and intellectual property rights are important to us but could be challenged.

Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have sought and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others. In addition, we have agreed to indemnify our partners for certain liabilities with respect to the defense, protection and/or validity of our patents and would also be required to incur costs or forego revenue if it is necessary for our partners to acquire third party patent licenses in order for them to exercise the licenses acquired from us.

We have thirteen U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT®-based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty corresponding international applications for our issued U.S. patents and pending U.S. patent applications. The two patents covering the first generation of the NexACT® technology enhancer will expire in 2008 and 2009. However, our products under development contain the second generation of the NexACT® technology which is protected by a patent that will expire in 2019. While we believe there are significant disadvantages to using the permeation enhancers that are covered by the two patents expiring in 2008 and 2009, including the difficulty of formulation, there is always a risk that once our enhancers are off patent, they can be used by other parties to develop competitive products.

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

While we believe that our patents would prevail in any potential litigation, the holders of competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

We and our licensees depend upon third party manufacturers for chemical manufacturing supplies.

We and our licensees are dependent on third party chemical manufacturers for the active drugs in our NexACT®-based products under development, and for the supply of our NexACT® enhancers that are essential in the formulation and production of our topical products on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient quantities, our results would suffer, as we or our licensees would encounter costs and delays in revalidating new third party suppliers.

We face severe competition.

We are engaged in a highly competitive industry. We and our licensees can expect competition from numerous companies, including large international enterprises, and others entering the industry with regard to our products. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

We may be subject to potential product liability and other claims, creating risks and expense.

We are also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and coverage of $3 million in total, but we do not maintain product liability insurance for marketed products as our products have yet to be commercialized. We may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

INDUSTRY RISKS

We are vulnerable to volatile market conditions.

The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our Common Stock.

We and our licensees are subject to numerous and complex government regulations which could result in delay and expense.

Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development has been approved for marketing in the U.S. Before any products we develop are marketed, FDA and comparable foreign agency approval must be obtained through an extensive clinical study and approval process.

The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period from 12 months to several years. Upon completion of Phase 3 studies, a New Drug Application is submitted to the FDA or foreign governmental regulatory authority for review and approval.

The failure to obtain requisite governmental approvals for our products under development in a timely manner or at all would delay or preclude us and our licensees from marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

Because we intend that our products will be sold and marketed outside the U.S., we and/or our licensees will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. The failure to meet each foreign country's requirements could delay the introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if one or more products is successfully brought to market, reimbursement to consumers may not be available or sufficient to allow the realization of an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenues.

RISKS RELATED TO OWNING OUR COMMON STOCK

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to declare dividends on our Common Stock in the foreseeable future. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

We may issue additional shares of our capital stock that could dilute the value of your shares of common stock.

We are authorized to issue 130,000,000 shares of our capital stock, consisting of 120,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 are designated as Series A Junior Participating Preferred Stock, 800 are designated as Series B 8% Cumulative Convertible Preferred Stock and 600 are designated as Series C 6% Cumulative Convertible Preferred Stock. As of March 10, 2008, 83,108,002 shares of our Common Stock were issued and outstanding and 15,909,795 shares of our Common Stock were issuable upon the exercise or conversion of outstanding options and warrants. As of March 10, 2008, there were no shares of Series A, Series B or Series C Preferred Stock outstanding. In light of our possible future need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional convertible securities that could dilute the earnings per share and book value of your shares of our Common Stock.

In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, certain warrants, provide (with certain exceptions) for an adjustment of the exercise price if we issue shares of Common Stock at prices lower than the then exercise or conversion price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our Common Stock is lower than the exercise or conversion price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the exercise price will be reduced and the dilution to shareholders increased.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We currently have our principal executive offices, laboratories and pilot manufacturing plant in a 31,500 square foot facility in East Windsor, NJ, which we own. We have invested approximately $9.4 million for the land, building and upgrade.

NexMed International Limited subleased 1,000 square feet of office space in Hong Kong for approximately $3,000 per month pursuant to a month-to-month arrangement. In September 2007, the Company ceased all operations in Hong Kong.

ITEM 3. LEGAL PROCEEDINGS.

We are subject to certain legal proceedings in the ordinary course of business. We do not expect any such items to have a significant impact on our financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our Common Stock is traded on the NASDAQ Capital Market System ("NASDAQ") under the symbol "NEXM."

On March 10, 2008, the last reported sales price for our Common Stock on NASDAQ was $1.45 per share, and we had 215 holders of record of our Common Stock.

The following table sets forth the range of the high and low sales prices as reported by NASDAQ for each quarter from January 1, 2006 to December 31, 2007.

	Price of Common Stock ($)	
	High	Low
2007		
First Quarter	1.54	0.72
Second Quarter	2.05	1.24
Third Quarter	1.90	1.47
Fourth Quarter	1.71	1.34
2006		
First Quarter	1.15	0.65
Second Quarter	0.90	0.47
Third Quarter	0.91	0.60
Fourth Quarter	0.84	0.48

Dividends

We have never paid cash dividends on our common stock and do not have any plans to pay cash dividends in the foreseeable future. Our board of directors anticipates that any earnings that might be available to pay dividends will be retained to finance our business.

Performance comparison of total return of NexMed, Inc., the U.S. NASDAQ Stock market and NASDAQ Pharmaceuticals stocks

The following graph shows the yearly change in cumulative total stockholder return on NexMed Common Stock compared to the cumulative total return on the Nasdaq Stock Market (U.S.) and Nasdaq Pharmaceutical Stocks for the past 5 fiscal years (assuming a $100 investment on December 31, 2002 and quarterly reinvestment of dividends during the period).


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among NexMed, Inc., The NASDAQ Composite Index
And The NASDAQ Pharmaceutical Index
$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
NexMed, Inc.
NASDAQ Composite
NASDAQ Pharmaceutical

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/02	12/03	12/04	12/05	12/06	12/07
NexMed, Inc.	100.00	561.97	211.27	108.45	94.37	200.00
NASDAQ Composite	100.00	149.34	161.86	166.64	186.18	205.48
NASDAQ Pharmaceutical	100.00	144.23	159.47	159.95	162.76	152.73

Unregistered sales of equity securities and use of proceeds

None.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein.

Income Statement Data					
	2007	2006	2005	2004	2003
Revenue					
Product sales and royalties	$4,036	$7,243	$9,702	$9,519	$6,206
Licensing and research and development fees	$1,266,331	$1,859,684	$2,389,459	$349,850	$104,537
Total Expenses, net	$(10,057,595)	$(9,910,180)	$(17,841,599)	$(17,383,017)	$(17,344,309)
Net Loss	$(8,787,228)	$(8,043,253.)	$(15,442,438)	$(17,023,648)	$(17,233,566)
Basic and Diluted Loss per Share	$(0.11)	$(0.12)	$(0.32)	$(0.39)	$(0.60)
Weighted Average Common Shares Outstanding Used for Basic and Diluted Loss per Share	82,015,909	66,145,807	52,528,345	43,603,546	33,649,774

Balance Sheet Data	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Total Assets	$10,672,706	$19,933,634	$13,331,943	$20,272,661	$23,133,679
Total Long Term Liabilities	$3,538,051	$1,058,098	$4,122,997	$6,801,826	$7,335,877
Stockholders' Equity	$4,804,757	$11,504,475	$640,354	$11,401,285	$12,723,408

We do not have any off-balance sheet arrangements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

General

We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT®, which may enable an active drug to be better absorbed through the skin.

We have applied the NexACT® technology to a myriad of drug compounds and delivery systems, and are in various stages of developing new topical treatments for sexual dysfunction, nail fungus, psoriasis, and other dermatological conditions.

We intend to pursue our research, development, and execute a business strategy with the goal of achieving a level of development sufficient to enable us to attract potential strategic partners with resources sufficient to further develop and market our proprietary products both domestically and internationally.

Liquidity, Capital Resources and Financial Condition.

We have experienced net losses and negative cash flows from operations each year since our inception. Through December 31, 2007, we had an accumulated deficit of $134,518,102. Our operations have principally been financed through private placements of equity securities and debt financing. Funds raised in past periods should not be considered an indication of our ability to raise additional funds in any future periods.

On October 26, 2007 we issued a note in a principal amount of $3 million (the "2007 Note"). The 2007 Note is due June 30, 2009 and accretes interest at a rate of 8% per annum as discussed in Note 7 of the consolidated financial statements in Item 8. We used approximately $2.1 million of the 2007 Note proceeds to pay in full the principal amount of the $2 million note that was due on December 31, 2007, plus accrued interest as discussed in Note 6 of the consolidated financial statements in Item 8. The approximately $900,000 remaining was added to our current cash reserves along with the $500,000 up front payment received from Warner as discussed in Note 3 of the consolidated financial statements. Additionally, we received a $1.5 million milestone payment from Novartis on

March 4, 2008 pursuant to the terms of the licensing agreement whereby the payment was due seven months after the completion of patient enrollment for the Phase 3 clinical trials for NM100060, which occurred in July 2007. Although the completion of patient enrollment in the ongoing Phase 3 clinical trials for NM100060 triggers a $3 million milestone payment from Novartis, the agreement also provides that clinical milestones paid to us by Novartis shall be reduced by 50% until we receive an approved patent claim on the NM100060 patent application filed with the U.S. patent office in November 2004. Our cash reserves of $3.6 million as of the date of this report provides us with sufficient cash reserves to fund our operations through the end of the second quarter of 2008 based on our projected 2008 monthly overhead costs of approximately $500,000 and the anticipated expenditure of approximately $1.2 million in direct expenditures budgeted for our early stage products under development and remaining costs related to the NDS in Canada for our ED Product. Upon receiving an approved claim on the NM100060 patent application we will receive the balance of $1.5 million due from the patient enrollment milestone as well as a $2 million patent milestone from Novartis. These additional milestones, which we expect to receive in 2008, provide sufficient cash reserves to fund our operations through the end of the year. However, there is no certainty that we will receive an approved patent claim for NM100060 this year or at all. Should we not receive an approved patent claim before the second quarter 2008, it will be necessary to obtain additional funding to continue our operations in 2008.

On March 5, 2008 we executed a non-binding term sheet with a potential buyer to close a sale-leaseback transaction on our East Windsor, New Jersey facility in the second quarter at a purchase price of $7 million. The closing of this transaction in the second quarter, along with our current cash reserves, would provide sufficient funding for our operations through 2008. However, there is no assurance that we can agree on terms and close this transaction in the second quarter of 2008 or at all.

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and have modified their report in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is based on our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses at least until successful commercialization of one or more of our products. There can be no assurance that we can operate profitably in the future.

At December 31, 2007 we had cash and cash equivalents and short term investments of approximately $3.5 million as compared to $12.1 million at December 31, 2006. Our net decrease in cash in 2007 is the result of our average fixed monthly overhead costs of approximately $450,000 per month, direct costs of approximately $1.5 million related to the preparation of the regulatory filings for our ED Product, the repayment of the $3 million convertible notes and $2 million note payable as discussed in Notes 6 and 7 of the consolidated financial statements in Item 8. The repayment of the notes was partially funded by the $2.8 million in net proceeds received from the 2007 Note as discussed above and in Note 7 of the consolidated financial statements. Additionally, the $500,000 up-front payment received from Warner as discussed above and in Note 3 of the consolidated financial statement partially offset our reduction in cash in 2007.

At December 31, 2007 we had other receivable of $0 as compared to $183,700 at December 31, 2006. The other receivable consists of amounts billed to Novartis in connection with the exclusive global licensing agreement for our NM100060 nail lacquer. Pursuant to the terms of the agreement, Novartis has agreed to reimburse us for related patent expenses as well as the remaining costs for completion of preclinical studies that we had begun prior to the signing of the agreement. On February 16, 2007, the Novartis agreement was amended. Pursuant to the amendment, the Company is no longer obligated to complete the remaining preclinical studies for NM100060. Novartis has taken over all responsibilities related to the remaining preclinical studies. As such, we did not bill Novartis for any preclinical reimbursement costs in the remainder of 2007 and will not be billing Novartis for such costs in any future periods.

At December 31, 2007, we had $693,774 in payroll related liabilities as compared to $156,567 at December 31, 2006. The increase is attributable to the payment of 2006 bonuses in 2006 whereas in 2007 our bonuses were accrued in 2007 but are not being paid until the first quarter of 2008.

At December 31, 2007 we had convertible notes of $0 as compared to $3,000,000 at December 31, 2006. The notes were due and paid in cash on May 31, 2007. Therefore, at December 31, 2007, there is no remaining balance due to the holders of the convertible notes.

For the year ended December 31, 2007 we incurred loss on disposal of fixed assets (included in general and administrative expenses in our consolidated statement of operations) of $10,121 as compared to $473,312 in 2006. The loss on disposal of fixed assets resulted from the consolidation of our operations in 2006 into our East Windsor facility. In consolidating our facilities and reducing staff in 2006 we determined that we had excess laboratory equipment. We wrote off obsolete equipment and sold many pieces of equipment.

Since 2000, we have spent approximately $9.4 million in total for the land, building, manufacturing and lab equipment, related to our East Windsor facility which we are currently occupying.

The following table summarizes our contractual obligations and the periods in which payments are due as of December 31, 2007:

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt *	$3,360,000	$240,000	$3,120,000	$0	$0
Purchase obligations **	4,182,700	3,346,160	836,540	0	0
Other long-term liabilities***	1,428,700	109,900	329,700	329,700	659,400
Total	$8,971,400	$3,696,060	$4,286,240	$329,700	$659,400

* Long-term debt consists of one note totaling $3 million plus all related interest.

** Purchase obligations consist of a clinical research agreement that can be cancelled at any time on thirty days prior written notice. The penalty for our cancellation of this agreement totaling $4,182,700 is approximately $1.1 million if cancelled prior to 50% completion or 10% of the outstanding contract amount at the time of cancellation if cancelled after the study is 50% complete.

*** Represents payments to be made according to a deferred compensation agreement. The present value of these payments is recorded on the balance sheet under deferred compensation in the amount of $1,060,274

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Note 2 in the Notes to the Consolidated Financial Statements, includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Our accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements. Actual results could differ from these estimates. The following is a brief description of the more significant accounting policies and related estimate methods that we follow:

Income Taxes – In preparing our financial statements, we make estimates of our current tax exposure and temporary differences resulting from timing differences for reporting items for book and tax purposes. We recognize deferred taxes by the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Critical Estimate: In consideration of our accumulated losses and lack of historical ability to generate taxable income to utilize our deferred tax assets, we have estimated that we will not be able to realize any benefit from our temporary differences and have recorded a full valuation allowance. If we become profitable in the future at levels which cause management to conclude that it is more likely than not that we will realize all or a portion of the net operating loss carry-forward, we would immediately record the estimated net realized value of the deferred tax asset at that time and would then provide for income taxes at a rate equal to our combined federal and state effective rates, which would be approximately 40% under current tax laws. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause our provision for income taxes to vary significantly from period to period.

Long-lived assets -- We review for the impairment of long-lived assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. We have not identified any such impairment losses.

Critical Estimate: Estimated undiscounted future cash flows are based on revenue projections for our products under development for which the long-lived assets are used. In 2005 and 2004, we performed a review for impairment of our manufacturing facility based on projections of sales of our product candidates. Overestimating the future cash flows resulting from the commercialization of our ED Product may lead to overstating the carrying value of the manufacturing facility by not identifying an impairment loss.

Revenue recognition -- Revenues from product sales are recognized upon delivery of products to customers, less allowances for returns and discounts. Royalty revenue is recognized upon the sale of the related products as reported to us by our distribution partner, provided the royalty amounts are fixed or determinable and the amounts are considered collectible. Revenues earned under license and research and development contracts are recognized in accordance with the cost-to-cost method outlined in Staff Accounting Bulletin No. 101, as amended, whereby the extent of progress toward completion is measured on the cost-to-cost basis; however, revenue recognized at any point will not exceed the cash received. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract would be made. All costs related to these agreements are expensed as incurred and classified within "Research and development" expenses in the Consolidated Statements of Operations and Comprehensive Loss. Research and development expenses include costs directly attributable to the conduct of our research and development, including salaries, payroll taxes, employee benefits, materials, supplies, depreciation on and maintenance of research equipment, costs related to research and development fee agreements, the cost of services provided by outside contractors, including services related to our clinical trials, clinical trial expenses, the full cost of manufacturing drugs for use in research, pre-clinical and clinical development, and the allocable portion of facility costs.

Also, licensing agreements typically include several elements of revenue, such as up-front payments, milestones, royalties upon sales of product, and the delivery of product and/or research services to the licensor. We follow the accounting guidance of SEC Staff Accounting Bulletin No. 104 (which superseded SEC Staff Accounting Bulletin No. 101), and EITF No. 91-6 and EITF No. 00-21 (which became effective for contracts entered into after June 2003). Non-refundable license fees received upon execution of license agreements where we have continuing involvement are deferred and recognized as revenue over the estimated performance period of the agreement. This requires management to estimate the expected term of the agreement or, if applicable, the estimated life of its licensed patents.

In addition, EITF No. 00-21 requires a company to evaluate its arrangements under which it will perform multiple revenue-generating activities. For example, a license agreement with a pharmaceutical company may involve a license, research and development activities and/or contract manufacturing. Management is required to determine if the separate components of the agreement have value on a standalone basis and qualify as separate units of accounting, whereby consideration is allocated based upon their relative "fair values" or, if not, the consideration should be allocated based upon the "residual method." Accordingly, up-front and development stage milestone payments are and will be deferred and recognized as revenue over the performance period of such license agreement.

Critical Estimate: In calculating the progress made toward completion of a research contract or licensing agreement, we must compare costs incurred to date to the total estimated cost of the project and/or estimate the performance period. We estimate the cost and/or performance period of any given project based on our past experience in product development as well as the past experience of our research staff in their areas of expertise. Underestimating the total cost and/or performance period of a research contract or licensing agreement may cause us to accelerate the revenue recognized under such contract. Conversely, overestimating the cost may cause us to delay revenue recognized.

Stock based compensation - In preparing our financial statements, we must calculate the value of stock options issued to employees, non-employee contractors and warrants issued to investors. The fair value of each option and warrant is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model is a generally accepted method of estimating the value of stock options and warrants.

Critical Estimate: The Black-Scholes option pricing model requires us to estimate the Company's dividend yield rate, expected volatility and risk free interest rate over the life of the option. Inaccurately estimating any one of these factors may cause the value of the option to be under or over estimated. See Note 2 of the Consolidated Financial Statements for the current estimates used in the Black -Scholes pricing model. We adopted the provisions of SFAS 123R commencing January 1, 2006.

Comparison of Results of Operations between the Years Ended December 31, 2007 and 2006

Revenues. We recorded revenues of $1,270,367 during 2007 as compared to $1,866,927 during 2006. The decrease in revenue in 2007 is primarily attributable to the method used to recognize revenue from the $4 million up-front payment received in 2005 from Novartis under the licensing agreement for NM100060. As discussed in Note 3 to the Consolidated Financial Statements, the Novartis agreement was amended in February 2007 such that beginning with the first quarter of 2007 we are recognizing the initial up-front payment and preclinical reimbursement revenue from this agreement based on a straight-line basis over the 18 month period ended June 30, 2008 rather than the cost-to-cost method over the 32-month period estimated to complete the remaining preclinical studies for NM100060. Accordingly, the Company recognized significantly more revenue in the first quarter of 2006 because the high costs to initiate the preclinical studies in 2005 and early 2006 resulted in a larger portion of revenue recognized under the cost-to-cost method in 2006. This decrease in revenue is partially offset by the $111,000 in revenue recognized in 2007 attributable to the up-front payment received in November 2007 from Warner as discussed in Note 3 of the Consolidated Financial Statements.

Research and Development Expenses. Our research and development expenses decreased from $5,425,137 in 2006 to $5,022,671 in 2007. Research and development expenses in 2007 included approximately $2 million attributable to our ED Product and the balance attributable to other NexACT® technology based products and indirect overhead related to research and development, as compared to approximately $940,000 for NM100060 and $997,000 for our ED Product during 2006. The majority of our expenses in 2007 were related to the filing of the NDA and NDS for our ED Product in 2007. We no longer have research and development expenses related to NM100060, as we are no longer obligated to complete the remaining preclinical studies for NM100060. Novartis has taken over all responsibilities related to the remaining preclinical studies whereas in 2006, we incurred the preclinical study costs and were reimbursed by Novartis. In 2008, we anticipate minimal expenses related to the European regulatory filing for our ED Product. A large portion of our 2008 research and development expenses will be for the other NexACT® technology based products under development.

General and Administrative Expenses. Our general and administrative expenses have increased from $5,570,765 in 2006 to $5,634,479 in 2007. The modest increase in 2007 is primarily due to New Jersey State sales tax paid of approximately $257,000 as a result of a sales tax audit covering the period from 2000 to 2007, approximately $175,000 in consulting fees for business development and market research activities related to identifying potential commercial partners for our ED product and an increase of approximately $300,000 in legal fees related to the national filings of patent applications for our ED Product as well as legal fees in connection with a patent lawsuit in which we are the plaintiff suing for patent infringement of our herpes treatment medical device. In 2006 we recorded a loss on disposal of equipment of approximately $473,000 as a result of the consolidation of our operations in that year.

Interest Expense. We recognized $481,862 and $380,860 in interest expense in 2007 and 2006 respectively. The increase is primarily due to the $3 million mortgage note executed in October 2007 as discussed in Note 7 of the Consolidated Financial Statements whereby we began amortizing $51,255 of the note discount in 2007. Additionally, as discussed in Note 7 of the Consolidated Financial Statements, in 2007 we incurred ten months of interest expense on the $2 million Note that was repaid in October 2007 as compared to only one month of interest in 2006.

Other income. Other income was $0 in 2007 as compared to $627,455 in 2006. The 2006 other income consisted of a one-time payment received when Schering elected to terminate the supply and distribution agreement for our ED Product without cause. Pursuant to the agreement, Schering was obligated to pay a termination fee of 500,000 Euros or $627,455.

Net Loss. The net loss was $8,787,228 and $8,043,253 in 2007 and 2006, respectively. The increase is primarily attributable to the decrease in revenues primarily attributable to the method used to recognize revenue from the $4 million up-front payment received in 2005 from Novartis under the licensing agreement for NM100060. As discussed in Note 3 to the Consolidated Financial Statements, the Novartis agreement was amended in February 2007 such that beginning with the first quarter of 2007 we are recognizing the initial up-front payment and preclinical reimbursement revenue from this agreement based on a straight-line basis over the 18 month period ended June 30, 2008 rather than the cost-to-cost method over the 32-month period estimated to complete the remaining preclinical studies for NM100060. Accordingly, the Company recognized significantly more revenue in 2006 as the preclinical studies were initiated because the high costs to initiate the preclinical studies in 2005 and early 2006 resulted in a larger portion of revenue recognized under the cost-to-cost method in 2006.

Net Loss applicable to Common Stock. The net loss applicable to common stock was $8,787,228 or $0.11 per share as compared to $8,108,414 or $0.12 per share for 2006. The increase in net loss applicable to common stock is primarily attributable to the decrease in revenue as discussed above.

Comparison of Results of Operations between the Years Ended December 31, 2006 and 2005

Revenues. We recorded revenues of $1,866,927 during 2006 as compared to $2,399,161 in 2005. The revenue consisted of $7,243 and $9,702, respectively, of royalties received from our Asian licensee on sales of Befar® in Hong Kong and China. and $1,859,684 and $2,389,459, respectively, of revenue recognized on our Novartis licensing agreement.

Research and Development Expenses. Our research and development expenses decreased from $11,222,099 in 2005 to $5,425,137 in 2006. Research and development expenses in 2006 included approximately $997,000 attributable to Alprox-TD® and $940,000 attributable to NM100060, $233,000 attributable to severance pay related to our restructuring program initially implemented in December 2005 and the balance of approximately $3.1 million attributable to other NexACT® technology based products and indirect overhead related to research and development including costs to consolidate our three research and development labs into our one location in East Windsor, as compared to approximately $2.2 million attributable to Alprox-TD®, and $3.2 million attributable to NM100060 with the balance attributable to other NexACT® technology based products and indirect overhead related to research and development in 2005. Research and development expenses related to NM100060 was a net zero in 2006 as Novartis has taken over all development costs and reimbursed us for our remaining preclinical studies. Such reimbursement is shown as licensing fee revenue in the consolidated statements of operations. Additionally, total research and development expenses for the full year 2006 were lower as compared to 2005 expenses as we have significantly reduced the research and development staff and consolidated our facilities in 2006.

General and Administrative Expenses. Our general and administrative expenses have decreased from $6,878,335 in 2005 to $5,570,765 in 2006. The decrease is primarily due to a decrease in overhead, including rent, insurance and utilities, of approximately $506,000 as a result of the completion of our consolidation of facilities in April 2006. We had a decrease in general and administrative salaries of approximately $1,665,000 as a result of 2005 accrued severance and deferred compensation in connection with our restructuring program initially implemented in December 2005 which reduced our total staff for 2006. There was also a decrease in legal expenses of approximately $390,000 due to the fact that we had no active lawsuits pending in 2006 whereas we had one outstanding lawsuit in 2005. We also had a decrease in legal fees related to patents of approximately $410,000 as a result of our decision to reduce the number of national patent filings we would pursue on early stage pipeline products. These decreases were partially offset by an increase in compensation expense of $1,127,603 as a result of adopting SFAS 123R on January 1, 2006 which requires the recognition of compensation expense for all stock-based awards made to employees and directors. Additionally, in 2006 we recognized a loss on the disposal of equipment of approximately $473,000 as a result of the consolidation of our operations into our East Windsor facility.

Interest Expense. We recognized $380,860 in interest expense in 2006 as compared to $344,352 in interest expense in 2005. The increase is primarily due to imputed interest expense related to approximately $110,000 in deferred compensation payments made to Dr. Joseph Mo, former CEO, pursuant to the deferred compensation agreement as discussed in Note 5 of the Consolidated Financial Statements.

Other income. Other income was $627,455 in 2006 as compared to zero during the same period in 2005. The 2006 other income consisted of a one-time payment received when Schering elected to terminate the supply and distribution agreement for our ED Product without cause. Pursuant to the agreement, Schering was obligated to pay a termination fee of 500,000 Euros or $627,455.

Net Loss. The net loss was $8,043,253 and $15,442,438 in 2006 and 2005, respectively. The decrease is mostly due to our restructuring program initially implemented in December 2005 whereby we significantly reduced our research and development project expenditures and staff and reduced our overhead by consolidating our facilities in 2006.

Net Loss applicable to Common Stock. The net loss applicable to common stock was $8,108,414 or $0.12 per share for 2006 as compared to $16,550,479 or $0.32 per share for 2005. The decrease in net loss applicable to common stock is primarily attributable to our restructuring program initially implemented in December 2005 whereby we significantly reduced our research and development project expenditures and staff and reduced our overhead by consolidating our facilities in 2006. The decrease also resulted from the large deemed dividend to preferred shareholders in the second and third quarters of 2005 as discussed in Note 9 of the Consolidated Financial Statements.

Quarterly Results

The following table sets forth selected unaudited quarterly financial information for the years ended December 31, 2007 and 2006. The operating results are not necessarily indicative of results for any future period.

For the Three Months Ended

	March 31, 2007	**June 30, 2007**	**September 30, 2007**	**December 31, 2007**
Total Revenues	$286,959	$283,417	$296,390	$403,601
Loss from Operations	($2,023,819)	($1,975,228)	($2,007,823)	($3,379,913)
Net Loss	($2,039,309)	($1,991,021)	($2,026,378)	($2,730,520)
Basic & Diluted Loss Per Share	$(0.03)	$(0.02)	$(0.02)	$(0.03)
	March 31, 2006	**June 30, 2006**	**September 30, 2006**	**December 31, 2006**
Total Revenues	$453,947	$533,655	$446,268	$433,057
Loss from Operations	($2,886,199)	($1,628,263)	($1,965,890)	($2,648,623)
Net Loss	($2,906,293)	($1,022,851)	($1,987,835)	($2,126,274)
Basic & Diluted Loss Per Share	$(0.05)	$(0.02)	$(0.03)	$(0.03)

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not hold derivative financial investments, derivative commodity investments, engage in foreign currency hedging or other transactions that expose us to material market risk. The interest rates on our existing debt are fixed.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Stockholders of NexMed, Inc

We have audited the accompany consolidated balance sheets of NexMed, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2007 and 2006. Our audits also include the financial statement schedule included in Item 15. We also have audited NexMed, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NexMed, Inc.'s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made my management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements and financial statement schedule referred to above present fairly, in all material respects, the financial position of NexMed, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, NexMed, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Internal Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and expects to incur future losses that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 13 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Interpretation ('FIN") No. 48, Accounting for Uncertainty in Income Taxes-An Interpretation of Financial Accounting Standards No. 109. Also, as discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for "stock-based compensation".

/s/ Amper, Politziner & Mattia, PC

March, 10 2008
Edison, New Jersey

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NexMed, Inc.:

In our opinion, the consolidated statement of operations and comprehensive loss, stockholders' equity, and cash flows for the year ended December 31, 2005 present fairly, in all material respects, the results of operations and cash flows of NexMed, Inc. and its subsidiaries for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended December 31, 2005 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
March 15, 2006

	December 31, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 2,735,940	$ 11,069,133
Short term investments	750,000	1,000,000
Other receivable	-	183,700
Debt issuance cost, net of accumulated amortization of $7,565 and $11,742	68,081	27,803
Prepaid expenses and other current assets	127,659	164,898
Total current assets	3,681,680	12,445,534
Fixed assets, net	6,956,986	7,488,100
Debt issuance cost, net of accumulated amortization of $3,782	34,040	-
Total assets	$ 10,672,706	$ 19,933,634
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 621,668	$ 587,750
Payroll related liabilities	693,774	156,567
Deferred revenue	953,528	1,693,917
Deferred compensation - current portion	60,929	60,212
Note payable, net of debt discount of $127,385	-	1,872,615
Convertible notes payable - current portion	-	3,000,000
Total current liabilities	2,329,899	7,371,061
Long term liabilities		
Note payable, net of debt discount of $461,295	2,538,705	-
Deferred compensation	999,345	1,058,098
Total liabilities	5,867,949	8,429,159
Commitments and contingincies (Note 14)		
Stockholders' equity:		
Common stock, $.001 par value, 120,000,000 shares authorized, 83,063,002 and 80,285,905 shares issued and outstanding, respectively	83,065	80,287
Additional paid-in capital	139,239,794	137,164,658
Accumulated other comprehensive loss	-	(9,596)
Accumulated deficit	(134,518,102)	(125,730,874)
Total stockholders' equity	4,804,757	11,504,475
Total liabilities and stockholders' equity	$ 10,672,706	$ 19,933,634

The accompanying notes are an integral part of these consolidated financial statements.

NexMed, Inc.
Consolidated Statements of Operations

	For the Year Ended December 31,		
	2007	2006	2005
Revenues, principally license fee revenue	$ 1,270,367	$ 1,866,927	$ 2,399,161
Costs and expenses			
Research and development	5,022,671	5,425,137	11,222,099
General and administrative	5,634,479	5,570,765	6,878,335
Total costs and expenses	10,657,150	10,995,902	18,100,434
Loss from operations	(9,386,783)	(9,128,975)	(15,701,273)
Other income (expense)			
Other income	-	627,455	-
Interest income	275,508	271,730	122,071
Interest expense	(481,862)	(380,860)	(344,352)
Total other income (expense)	(206,354)	518,325	(222,281)
Loss before benefit from income taxes	(9,593,137)	(8,610,650)	(15,923,554)
Benefit from income taxes	805,909	567,397	481,116
Net loss	(8,787,228)	(8,043,253)	(15,442,438)
Deemed dividend to preferred shareholders from beneficial conversion feature	-	(49,897)	(984,715)
Preferred dividend	-	(15,264)	(123,326)
Net loss applicable to common stock	(8,787,228)	(8,108,414)	(16,550,479)
Other comprehensive loss			
Foreign currency translation adjustments	-	-	592
Comprehensive loss	$ (8,787,228)	$ (8,043,253)	$ (15,441,846)
Basic and diluted loss per share	$ (.11)	$ (.12)	$ (.32)
Weighted average common shares outstanding used for basic and diluted loss per share	82,015,909	66,145,807	52,528,345

The accompanying notes are an integral part of these consolidated financial statements.

NexMed, Inc.
Consolidated Statements of Changes in Stockholders' Equity

	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Accumulated Deficit	Foreign Currency Translation	Total Stockholders' Equity
Balance at January 1, 2005	51,687,046	$51,688	$113,604,968	($102,245,183)	($10,188)	$11,401,285
Issuance of common stock						
upon exercise of stock options and warrants	578,286	578	833,848	-	-	834,426
Issuance of compensatory options and warrants to consultants	-	-	82,210	-	-	82,210
Issuance of common stock in payment of interest on convertible notes	218,545	218	303,948	-	-	304,166
Amortization of beneficial conversion feature, discount and issuance						
costs related to preferred stock	-	-	(1,032,391)	-	-	(1,032,391)
Issuance of common stock upon conversion						
of preferred stock, including dividends paid in stock	3,215,590	3,216	3,479,758	-	-	3,482,974
Discount on preferred stock, including beneficial conversion						
features and fair value of detachable warrants	-	-	1,009,530			1,009,530
Cumulative translation adjustment					592	592
Net loss				(15,442,438)		(15,442,438)
Balance at December 31, 2005	55,699,467	55,700	118,281,871	(117,687,621)	(9,596)	640,354
Issuance of common stock						
upon exercise of stock options and warrants, net	208,095	208	97,108	-	-	97,316
Issuance of compensatory options to employees and consultants	-	-	1,214,403	-	-	1,214,403
Issuance of common stock in payment of interest on convertible notes	392,467	393	303,774	-	-	304,167
Issuance of compensatory stock to the board of directors	197,264	197	143,804	-	-	144,001
Issuance of common stock						
from private placement, net of offering costs	22,664,191	22,664	16,318,993	-	-	16,341,657
Issuance of common stock upon conversion						
of preferred stock, including dividends paid in stock	1,124,421	1,125	873,875	-	-	875,000
Amortization of beneficial conversion feature, discount and issuance						
costs related to preferred stock			(207,170)	-	-	(207,170)
Discount on Note payable for issuance of warrants			138,000	-	-	138,000
Net loss	-	-	-	(8,043,253)	-	(8,043,253)
Balance at December 31, 2006	80,285,905	$80,287	$137,164,658	($125,730,874)	($9,596)	$11,504,475
Issuance of common stock						
upon exercise of stock options and warrants, net	1,717,943	1,718	219,175	-	-	220,893
Issuance of compensatory options to employees and consultants	-	-	776,835	-	-	776,835
Issuance of compensatory stock to employees and consultants	609,000	609	89,391	-	-	90,000
Issuance of common stock in payment of interest on notes	145,614	146	190,602	-	-	190,748
Issuance of compensatory stock to the board of directors	304,540	305	288,693	-	-	288,998
Net offering costs from issuance of common stock	-	-	(2,110)	-	-	(2,110)
Discount on Note payable for issuance of warrants	-	-	512,550	-	-	512,550
Realized gain on foreign currency exchange					9,596	9,596
Net loss	-	-	-	(8,787,228)	-	(8,787,228)
Balance at December 31, 2007	83,063,002	$83,065	$139,239,794	($134,518,102)	-	$4,804,757

The accompanying notes are an integral part of these consolidated financial statements.

NexMed, Inc.
Consolidated Statements of Cash Flows

	For the Year Ended December 31, 2007	2006	2005
Cash flows from operating activities			
Net loss	$ (8,787,228)	$ (8,043,253)	$ (15,442,438)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	621,869	842,087	953,051
Non-cash interest, amortization of debt discount and deferred financing costs	408,538	328,050	315,512
Non-cash compensation expense	1,155,832	1,358,403	82,210
Net gain on foreign currency exchange	9,596	-	-
Loss on disposal of property and equipment	10,121	473,312	16,371
Changes in assets and liabilities			
Decrease (increase) in other receivable	183,700	(183,700)	(582,440)
Decrease in prepaid expense and other assets	37,239	791,477	1,025,579
(Decrease) increase in deferred revenue	(740,389)	(1,091,884)	2,785,801
Increase in payroll related liabilities	537,207	156,567	858,011
(Decrease) increase in deferred compensation	(58,036)	(59,889)	610,199
Increase (decrease) in accounts payable and accrued expenses	33,918	(1,238,184)	(457,577)
Net cash used in operating activities	(6,587,633)	(6,667,014)	(9,835,721)
Cash flows from investing activities			
Proceeds from sale of fixed assets	-	178,769	-
Capital expenditures	(100,875)	(76,553)	(160,694)
Proceeds from collection of note receivable	-	-	-
Purchases of short term investments	(3,000,000)	(6,000,000)	(1,500,000)
Proceeds from sale of short term investments	3,250,000	5,500,000	2,384,000
Net cash provided by (used in) investing activities	149,125	(397,784)	723,306
Cash flows from financing activities			
Issuance of common stock, net of offering costs	(2,110)	16,341,657	-
Proceeds from exercise of stock options and warrants	220,893	97,316	834,426
Issuance of preferred stock, net of offering costs	-	-	4,219,969
Redemption of preferred stock	-	-	(92,027)
Issuance of notes payable, net of debt issue costs	2,886,532	1,975,000	-
Repayment of notes payable	(2,000,000)		
Repayment of convertible notes payable	(3,000,000)	(3,000,000)	-
Principal payments on capital lease obligations	-	(233,823)	(644,049)
Net cash (used in) provided by financing activities	(1,894,685)	15,180,150	4,318,319
Effect of foreign exchange on cash		-	592
Net increase (decrease) in cash and cash equivalents	(8,333,193)	8,115,352	(4,793,504)
Cash and cash equivalents			
Beginning of year	11,069,133	2,953,781	7,747,285
End of year	$ 2,735,940	$ 11,069,133	$ 2,953,781
Cash paid for interest	$ 119,307	$ 91,912	$ 40,185
Supplemental disclosure of non-cash investing and financing activities:			
Payment of interest in common stock	190,748	304,167	304,166
Amortization of debt discount	178,640	10,615	-
Conversion of preferred stock to common stock	-	859,736	3,359,648
Deemed dividend to preferred shareholders	-	-	984,715
Preferred stock dividend paid in common stock	-	15,264	123,326

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Basis of Presentation

The Company was incorporated in Nevada in 1987. In January 1994, the Company began research and development of a device for the treatment of herpes simplex. The Company, since 1995, has conducted research and development both domestically and abroad on proprietary pharmaceutical products, with the goal of growing through acquisition and development of pharmaceutical products and technology.

The accompanying consolidated financial statements have been prepared on a basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has an accumulated deficit of $134,518,102 at December 31, 2007 and expects that it will incur additional losses in the future completing the research, development and commercialization of its technologies. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management anticipates that the Company will require additional financing, which it is actively pursuing, to fund operations, including continued research, development and clinical trials of the Company's product candidates. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining financing on terms acceptable to the Company. If the Company is unable to obtain additional financing, operations will need to be discontinued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Principles

Significant accounting principles followed by the Company in preparing its financial statements are as follows:

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents
For purposes of the balance sheets and the statements of cash flows, cash equivalents represent all highly liquid investments with an original maturity date of three months or less.

Short term investments
A significant amount of our short term investments are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available-for-sale. Accordingly, our investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their contractual maturities, we have the ability and intent to liquidate these securities within one year. As a result of the resetting variable rates, we had no cumulative gross unrealized or realized holding gains or losses from these investments. All income generated from these investments was recorded as interest income.

Fair value of financial instruments
The carrying value of cash and cash equivalents, convertible notes payable, accounts payable and accrued expenses and deferred compensation approximates fair value due to the relatively short maturity of these instruments.

Fixed assets
Property and equipment are stated at cost less accumulated depreciation. Depreciation of equipment and furniture and fixtures is provided on a straight-line basis over the estimated useful lives of the assets, generally three to ten years. Depreciation of buildings is provided on a straight-line basis over the estimated useful life of 31 years. Amortization of leasehold improvements is provided on a straight-line basis over the shorter of their estimated useful life or the lease term. The costs of additions and betterments are capitalized, and repairs and maintenance costs are charged to operations in the periods incurred.

Long-lived assets
The Company reviews for the impairment of long-lived assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon discounted cash flows or appraised values,

depending on the nature of the asset. No such impairment losses have been recorded by the Company during 2007, 2006 or 2005.

Revenue recognition
Revenues from product sales are recognized upon delivery of products to customers, less allowances for estimated returns and discounts. Royalty revenue is recognized upon the sale of the related products, provided the royalty amounts are fixed or determinable and the amounts are considered collectible.

Revenues earned under licensing and research and development contracts are recognized in accordance with the cost-to-cost method whereby the extent of progress toward completion is measured on the cost-to-cost basis; however, revenue recognized at any point will not exceed the cash received. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made in the period which it becomes probable. All costs related to these agreements are expensed as incurred and classified within "Research and development" expenses in the Consolidated Statement of Operations.

Also, licensing agreements typically include several elements of revenue, such as up-front payments, milestones, royalties upon sales of product, and the delivery of product and/or research services to the licensor. We follow the accounting guidance of SEC Staff Accounting Bulletin No. 104 (which superseded SEC Staff Accounting Bulletin No. 101) and EITF No. 91-6 and EITF No. 00-21 (which became effective for contracts entered into after June 2003). Non-refundable license fees received upon execution of license agreements where we have continuing involvement are deferred and recognized as revenue over the estimated performance period of the agreement. This requires management to estimate the expected term of the agreement or, if applicable, the estimated life of its licensed patents.

In addition, EITF No. 00-21 requires a company to evaluate its arrangements under which it will perform multiple revenue-generating activities. For example, a license agreement with a pharmaceutical company may involve a license, research and development activities and/or contract manufacturing. Management is required to determine if the separate components of the agreement have value on a standalone basis and qualify as separate units of accounting, whereby consideration is allocated based upon their relative "fair values" or, if not, the consideration should be allocated based upon the "residual method." Accordingly, up-front and development stage milestone payments will be deferred and recognized as revenue over the performance period of such license agreement.

Research and development
Research and development costs are expensed as incurred and include the cost of salaries, building costs, utilities, allocation of indirect costs, and expenses to third parties who conduct research and development, pursuant to development and consulting agreements, on behalf of the Company.

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

Loss per common share
Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted earnings per share does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on per share amounts.

At December 31, 2007, 2006 and 2005, outstanding options to purchase 3,469,841, 3,663,421, and 5,018,880 shares of common stock, respectively, with exercise prices ranging from $0.55 to $16.25 have been excluded from the computation of diluted loss per share as they are antidilutive. At December 31, 2007, 2006 and 2005, outstanding warrants to purchase 12,439,954, 20,125,027, and 11,030,550 shares of common stock, respectively, with exercise prices ranging from $0.55 to $4.04 have also been excluded from the computation of diluted loss per share as they are antidilutive. Promissory notes convertible into 600,000 shares of common stock in 2006 and 1,200,000 shares of common stock (see Note 6) in 2005 have also been excluded from the computation of diluted loss per share, as they are antidilutive. Series C 6% cumulative convertible preferred stock (see

Note 9) convertible into 643,382 shares of common stock in 2005 have also been excluded from the computation of diluted loss per share, as it is antidilutive.

Accounting for stock based compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment", which establishes the financial accounting and reporting standards for stock-based compensation plans. SFAS 123R requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including employee stock options. Under the provisions of SFAS 123R, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period of the entire award (generally the vesting period of the award). The Company adopted the provisions of SFAS 123R as of January 1, 2006 using the modified prospective transition method. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 includes expense for all equity awards granted during the year ended December 31, 2006 and prior, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Also in accordance with the modified prospective transition method, prior interim and annual periods have not been restated and do not reflect the recognition of stock-based compensation cost under SFAS 123R. Since the adoption of SFAS 123R, there have been no changes to the Company's stock compensation plans or modifications to outstanding stock-based awards which would increase the value of any awards outstanding. Compensation expense for all stock-based compensation awards granted subsequent to January 1, 2006 was based on the grant-date fair value determined in accordance with the provisions of SFAS 123R.

The Company accounts for stock options granted to non-employees on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Any options issued to non-employees are recorded in the consolidated financial statements in deferred expenses in stockholders' equity using the fair value method and then amortized to expense over the applicable service periods (See Note 8). As a result, the non-cash charge to operations for non-employee options with vesting or other performance criteria is valued each reporting period based upon changes in the fair value of the Company's common stock.

As a result of adopting SFAS 123R, the Company's net loss and its non cash compensation expense as shown in the Consolidated Statements of Operations for the years ended December 31, 2007 and 2006 is $1,095,834 and $1,358,403 more, respectively, than if the Company had continued to account for stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Basic and diluted net loss per share for the years ended December 31, 2007 and 2006 of $(0.11) and $(0.12), respectively, is $0.01 and $0.02 more than if the Company had not adopted SFAS 123R.

Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with APB 25 and also followed the disclosure requirements of SFAS 123. Under APB 25, the Company accounted for stock-based awards to employees and directors using the intrinsic value method as allowed under SFAS 123. Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company's Statement of Operations because the exercise price of the Company's stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. The following table sets forth the computation of basic and diluted loss per share for year ended December 31, 2005 and illustrates the effect on net loss and loss per share as if the Company had applied the fair value recognition provisions of SFAS 123 to its stock plans:

	2005
Net loss applicable to common stock, as reported	$ (16,550,479)
Add: Stock-based compensation expense included in reported net loss	82,210
Deduct: Total stock-based compensation expense determined under fair-value based method for all awards	(1,147,979)
Proforma net loss applicable to common stock	$ (17,616,248)
Basic and diluted loss per share:	
As reported	$ (0.32)
Proforma	$ (0.34)

The following table indicates where the total stock-based compensation expense resulting from stock options and awards appears in the Statement of Operations:

	Year Ended	
	December 31, 2007	December 31, 2006
Research and development	$ 111,108	$ 122,800
General and administrative	1,044,724	1,235,603
Total stock-based compensation expense	$1,155,832	$1,358,403

The stock-based compensation expense has not been tax-effected due to the recording of a full valuation allowance against U.S. net deferred tax assets.

The fair value of each stock option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for the years ended December 31, 2007 and 2006:

Dividend yield	0.00%
Risk-free yields	1.35% - 5.02%
Expected volatility	80% - 103.51%
Expected option life	1 - 6 years
Forfeiture rate	6.41%

Expected Volatility. The Company uses analysis of historical volatility to compute the expected volatility of its stock options.

Expected Term. The expected term is based on several factors including historical observations of employee exercise patterns during the Company's history and expectations of employee exercise behavior in the future giving consideration to the contractual terms of the stock-based awards.

Risk-Free Interest Rate. The interest rate used in valuing awards is based on the yield at the time of grant of a U.S. Treasury security with an equivalent remaining term.

Dividend Yield. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus has assumed a 0% dividend yield.

Pre-Vesting Forfeitures. Estimates of pre-vesting option forfeitures are based on Company experience. The Company will adjust its estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods. The cumulative effect resulting from initially applying the provisions of SFAS 123R to nonvested equity awards was not significant.

Additional disclosures required under SFAS 123R are presented in Note 8.

Concentration of credit risk
From time to time, the Company maintains cash in bank accounts that exceed the FDIC insured limits. The Company has not experienced any losses on its cash accounts.

Comprehensive loss
The Company has recorded comprehensive loss in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which requires the presentation of the components of comprehensive loss in the Company's financial statements. Comprehensive loss is defined as the change in the Company's equity during a financial reporting period from transactions and other circumstances from non-owner sources (including cumulative translation adjustments and unrealized gains/losses on available for sale securities). Accumulated other comprehensive loss included in the Company's balance sheet is comprised of translation adjustments from the Company's foreign subsidiaries and unrealized gains and losses on investment in marketable securities.

Accounting estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the valuation of its long-lived assets, estimated cost to complete under its research contracts, and valuation allowances for its deferred tax benefit. Actual results may differ from those estimates.

Recent accounting pronouncements
In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. FAS 159 is effective for us beginning in the first quarter of fiscal year 2009, although earlier adoption is permitted. The Company is currently evaluating the impact of adopting FAS 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations", which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R is effective as of the beginning of an entity's fiscal year that begins after

December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 141R on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51" ("FAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FAS 160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 160 on our consolidated financial position, results of operations and cash flows.

In December 2007, the Emerging Issues Task Force (EITF) issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements." EITF 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement within the scope of the Issue; how costs incurred and revenue generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement. The provisions of EITF 07-1 will be adopted in 2009. The Company is in the process of evaluating the impact, if any, of adopting EITF 07-1 on our financial statements.

3. Licensing and Research and Development Agreements

On November 1, 2007, the Company signed an exclusive licensing agreement with Warner Chilcott Company, Inc., ("Warner") for its topical alprostadil-based cream treatment for erectile dysfunction ("ED Product"). Under the agreement, Warner acquired the exclusive rights in the United States to the ED Product and will assume all further development, manufacturing, and commercialization responsibilities as well as costs. Warner agreed to pay the Company an up front payment of $500,000 and up to $12.5 million in milestone payments on the achievement of specific regulatory milestones. In addition, the Company is eligible to receive royalties in the future based upon the level of sales achieved by Warner, assuming the product is approved by the FDA.

The Company is recognizing the initial up-front payment as revenue on a straight line basis over the estimated 9 month period ending July 31, 2008 which is the remaining anticipated review time by the FDA for the Company's new drug application filed in September 2007 for the ED Product. Pursuant to the agreement, NexMed is responsible for the regulatory approval of the ED Product. Accordingly, for the year ended December 31, 2007, the Company recognized licensing revenue of $111,111 related to the Warner agreement.

On September 15, 2005, the Company signed an exclusive global licensing agreement with Novartis International Pharmaceutical Ltd., ("Novartis") for its anti-fungal product, NM100060. Under the agreement, Novartis acquired the exclusive worldwide rights to NM100060 and would assume all further development, regulatory, manufacturing and commercialization responsibilities as well as costs. Novartis agreed to pay the Company up to $51 million in upfront and milestone payments on the achievement of specific development and regulatory milestones, including an initial cash payment of $4 million at signing. In addition, the Company is eligible to receive royalties based upon the level of sales achieved and is entitled to receive reimbursements of third party preclinical study costs up to $3.25 million. The Company began recognizing the initial up front and preclinical reimbursement revenue from this agreement based on the cost-to-cost method over the 32-month period estimated to complete the remaining preclinical studies for NM100060. On February 16, 2007, the Novartis agreement was amended. Pursuant to the amendment, the Company is no longer obligated to complete the remaining preclinical studies for NM100060. Novartis has taken over all responsibilities related to the remaining preclinical studies. As such, the balance of deferred revenue of $1,693,917 at December 31, 2006 is being recognized as revenue on a straight line basis over the 18 month period ended June 30, 2008 which is the estimated performance period for Novartis to complete the remaining preclinical studies. Accordingly, for the year ended December 31, 2007, the Company recognized licensing revenue of $846,960 related to the Novartis agreement.

On July 1, 2004, the Company entered into a license, supply and distribution agreement with Schering AG, Germany ("Schering"). This agreement provided Schering with exclusive commercialization rights to Alprox-TD® in approximately 75 countries outside of the U.S. On June 20, 2006, Schering elected to terminate the agreement without cause. Pursuant to the agreement, Schering was obligated to pay the Company a termination fee of 500,000 Euros or approximately $627,000. This amount was received in August 2006 and is recorded as other income in the Consolidated Statements of Operations for the year ended December 31, 2006.

In October 2005, the Company entered into an agreement with a Japanese pharmaceutical company whereby NexMed would provide contract development services for a tape/patch treatment for chronic pain. The Company received $100,000 as a signing payment. In December 2005, the Company ceased all development work on this project. The $100,000 signing payment which was recorded as deferred revenue in the December 31, 2005 Consolidated Balance Sheet was recognized as revenue in 2006 when the Japanese partner agreed to and the Company completed the technology transfer of development work done to date.

4. Fixed Assets

Fixed assets at December 31, 2007 and 2006 were comprised of the following:

	2007	2006
Land	$ 363,909	$ 363,909
Building	7,371,607	7,317,865
Machinery and equipment	2,630,155	2,642,030
Computer software	600,167	596,605
Furniture and fixtures	188,935	196,027
	11,154,773	11,116,436
Less: accumulated depreciation	(4,197,787)	(3,628,336)
	$ 6,956,986	$ 7,488,100

Depreciation and amortization expense was $621,870, $842,087, and $953,051 for 2007, 2006 and 2005 respectively, of which $0, $188,825, and $378,789 related to capital leases for the respective years.

5. Deferred Compensation

On February 27, 2002, the Company entered into an employment agreement with Y. Joseph Mo, Ph.D., that had a constant term of five years, and pursuant to which Dr. Mo served as the Company's Chief Executive Officer and President. Under the employment agreement, Dr. Mo is entitled to deferred compensation in an annual amount equal to one sixth of the sum of his base salary and bonus for the 36 calendar months preceding the date on which the deferred compensation payments commence subject to certain limitations, including a vesting requirement through the date of termination, as set forth in the employment agreement. The deferred compensation is payable monthly for 180 months commencing on termination of employment. Dr. Mo's employment was terminated as of December 15, 2005. The monthly deferred compensation payment through May 15, 2021 will be $9,158. As of December 31, 2007 and 2006, the Company has accrued $1,060,274 and $1,118,310 respectively, which is included in deferred compensation, based upon the estimated present value of the vested portion of the obligation.

6. Convertible Notes Payable

On December 12, 2003, the Company issued convertible notes in an aggregate principal amount of $6 million. The notes were payable in two installments of $3 million on November 30, 2006 and May 31, 2007 and were collateralized by the Company's facility in East Windsor, New Jersey which has a carrying value of approximately $6.9 million. The notes were convertible into shares of the Company's common stock at a conversion price initially equal to $6.50 per share (923,077 shares). Pursuant to the terms of the Notes, the conversion price was adjusted on June 14, 2004 to the greater of (i) the volume weighted average price of the Company's stock over the six-month period ending on such date and (ii) $5.00. Since the volume weighted average price of the Company's stock during this period was below $5.00, the conversion price was adjusted to $5.00 (1,200,000 shares). Interest accreted on the notes on a semi-annual basis at a rate of 5% per annum, and the Company could pay such amounts in cash or by effecting the automatic conversion of such amount into the Company's common stock at a 5% premium to the then average market prices.

In April and October 2006, respectively, the Company issued 164,855 shares and 227,612 shares of its common stock as payment of an aggregate of $304,167 in interest on the notes. During 2005 and 2004, the Company issued 218,545 and 130,673 shares of its common stock as payment of $304,167 in interest on the notes.

On November 30, 2006, the Company paid in cash the $3 million installment due plus accrued interest of $25,417. The remaining $3 million balance plus accrued interest of $25,417 on the note was paid on May 31, 2007 such that no amounts remain outstanding at December 31, 2007.

For the years ended December 31, 2006 and 2005, the Company recorded amortization of the debt issuance costs of $11,345 in each year.

7. Notes Payable

October 2007 Note

On October 26, 2007 the Company issued a note in a principal amount of $3 million. The note is payable on June 30, 2009 and can be prepaid by the Company at any time without penalty. Interest accretes on the note on a quarterly basis at a rate of 8.0% per annum. The note is collateralized by the Company's facility in East Windsor, New Jersey.

The Company also issued to the noteholder a 5-year detachable warrant to purchase 450,000 shares of common stock at an exercise price of $1.52. Of the total warrants issued, 350,000 warrants vest immediately and the remaining 100,000 warrants will vest if the note remains outstanding on October 26, 2008. The Company valued the warrants using the Black-Scholes pricing model. The Company allocated a relative fair value of $512,550 to the warrants. The relative fair value of the warrants is allocated to additional paid in capital and treated as a discount to the note that is being amortized over the 20-month period ended June 30, 2009.

For the year ended December 31, 2007, the Company recorded $51,255 of amortization related to the note discount.

November 2006 Note

On November 30, 2006, the Company issued a note in the principal amount of $2 million. The note was payable on the earlier of December 31, 2007 or the closing by the Company on the sale of the Company's facility in East Windsor, New Jersey. Interest accreted on the note on a quarterly basis at a rate of 7.5% per annum provided, however, if the Company had not entered into a contract of sale of the East Windsor property on or prior to May 31, 2007, and the note had not be repaid by such date, the interest rate would increase to 8.5%. As such, on May 31, 2007, the interest rate increased to 8.5%.

On February 28, 2007, the Company issued 28,809 shares of its common stock as payment of an aggregate of $25,000 in interest on the note.

On May 1, 2007, the Company issued 30,711 shares of its common stock as payment of an aggregate of $37,500 in interest on the note.

On August 1, 2007 the Company issued 26,518 shares of its common stock as payment of an aggregate of $40,833 in interest on the note.

The Company also issued the noteholder a 4-year detachable warrant to purchase 500,000 shares of common stock at an exercise price of $0.5535. The Company valued the warrants using the Black-Scholes pricing model. The Company allocated a relative fair value of $138,000 to the warrants. The relative fair value of the warrants was allocated to additional paid in capital and treated as a discount to the note that was being amortized through the October 2007 repayment date.

This note was paid on October 29, 2007 with the proceeds from the issuance of the $3 million note referred to above. The Company paid in cash the $2 million balance on the Note plus accrued interest of $42,028.

For the year ended December 31, 2007, the Company recorded $127,385 of amortization related to the note discount.

8. Stock Options and Restricted Stock

During December 1996, the Company adopted The NexMed, Inc. Stock Option and Long-Term Incentive Compensation Plan ("the Incentive Plan") and The NexMed, Inc. Recognition and Retention Stock Incentive Plan ("the Recognition Plan"). A total of 2,000,000 shares were set aside for these two plans. In May 2000, the Stockholders' approved an increase in the number of shares reserved for the Incentive Plan and Recognition Plan to a total of 7,500,000. During June 2006, the Company adopted the NexMed, Inc. 2006 Stock Incentive Plan. A total of 3,000,000 shares were set aside for the plan. Options granted under the Company's plans generally vest over a period of one to five years, with exercise prices of currently outstanding options ranging between $0.55 to $16.25. The maximum term under these plans is 10 years.

The following table summarizes information about options outstanding at December 31, 2007:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value *
$ .55 - 1.85	2,934,390	7.70 years	$ 0.87	$ 1,653,679	2,587,289	$ 0.82	$ 1,578,078
2.00 - 3.99	139,250	3.08 years	2.83	-	139,250	2.83	-
4.00 - 5.50	374,301	4.51 years	4.65	-	374,301	4.65	-
8.00 - 16.25	21,900	2.50 years	10.02	-	21,900	10.02	-
	3,469,841		$ 1.41	$ 1,653,679	3,122,740	$ 1.43	$ 1,578,078

*Intrinsic values are determined by comparing the aggregate exercise prices of options to the closing price of our Common Stock on December 31, 2007

A summary of stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Total Aggregate Intrinsic Value
Outstanding at January 1, 2005	5,215,081	$ 2.91		
Granted	400,650	1.03		
Exercised	(106,400)	1.08		
Cancelled	(490,451)	2.62		
Outstanding at December 31, 2005	5,018,880	$ 2.83		
Granted	1,993,750	0.78		
Exercised	(354,666)	0.71		
Cancelled	(2,994,543)	3.28		
Outstanding at December 31, 2006	3,663,421	$ 1.52		
Granted	202,100	1.41		
Exercised	(78,480)	1.07		
Cancelled	(317,200)	2.82		
Outstanding at December 31, 2007	3,469,841	$ 1.41	7.14 years	$1,653,679
Vested or expected to vest at December 31, 2007	3,247,424	$ 1.41	7.14 years	$1,578,078
Exercisable at December 31, 2007	3,122,740	$ 1.43	6.93 years	$1,578,078
Exercisable at December 31, 2006	2,395,897	$ 1.83		
Exercisable at December 31, 2005	4,443,730	$ 2.94		
Options available for grant at December 31, 2007	52,278			

The weighted average grant date fair value of options granted during 2007, 2006 and 2005 was $1.41, $0.78, and $1.03, respectively. The intrinsic value of options exercised during the year ended December 31, 2007 was $110,556.

As of December 31, 2007, there was $1,626,004 of total unrecognized compensation cost related to non-vested stock and stock options. That cost is expected to be recognized over a weighted-average period of 1.66 years.

Compensatory Share Issuances

The value of restricted stock grants is calculated based upon the closing stock price of the Company's common stock on the date of the grant. The value of the grant is expensed over the vesting period of the grant in accordance with FAS123R as discussed in Note 2.

Principal employee based compensation transactions for the year ended December 31, 2007 were as follows:

On January 24, 2007, the Company issued awards of restricted shares of the Company's common stock to Richard Berman, Chief Executive Officer, Vivian Liu, Chief Operating Officer, and Mark Westgate, Chief Financial Officer. Mr. Berman's award of 60,000 shares were to vest in four equal installments on March 31, June 30, September 30, and December 31, 2007, assuming continuous and uninterrupted service as Chief Executive Officer of the Company. Mr. Berman's 30,000 unvested shares at June 30, 2007 were cancelled upon his resignation as CEO and the appointment of Ms. Liu to the position of CEO. Ms. Liu and Mr. Westgate received awards of 150,000 and 75,000 restricted shares, respectively. Ms. Liu and Mr. Westgate's awards vest in three equal installments on December 31, 2007, 2008 and 2009, assuming continuous and uninterrupted service with the Company.

Also on January 24, 2007, the Company issued awards of shares of the Company's common stock to Board members Leonard Oppenheim, Martin Wade and Arthur Emil for their services during their 2006 – 2007 terms. Mr. Oppenheim received an award of 20,000 shares for his service as Chairman of the Board of Directors and 5,000 shares for his services as Chairman of the Finance Committee. Mr. Wade received an award of 10,000 shares for his service as Chairman of the Audit Committee and Compensation Committee of the Board of Directors. Mr. Emil received an award of 5,000 shares for his service as Chairman of the Corporate Governance/Nominating Committee of the Board of Directors. There were no such shares issues in 200 and 2005 for director services as chairman of Board Committees.

Additionally, on April 1, June 28, September 28, and December 31, 2007 the Company issued awards of shares of the Company's common stock to each independent director as compensation for his services during the quarters ended March 31, June 30, 2007, September 30, 2007 and December 31, 2007. Each independent director received 10,227 shares of common stock for a total of 51,135 shares issued on each April 1, June 28, and September 28, 2007 and December 31, 2007. In 2006, the Company issued each independent director 12,329 shares of common stock for a total of 49,316 shares issued each calendar quarter for his services in 2006. In 2005 no such shares were issued as each of the directors was compensated in cash at $1,500 per month.

The Company appointed Dr. David S. Tierney to the Board of Directors on January 24, 2007. In connection with his appointment to the Board, the Company issued an award of restricted shares of the Company's common stock as compensation for his services as a member of the Board of Directors. The restricted stock award of 30,000 shares vests in three equal installments on February 1, 2007 and on the dates of the Annual Meeting of Stockholders in 2007 and 2008 assuming continuous and uninterrupted service with the Company.

On September 12, 2007, the Company issued awards of shares of the Company's common stock to Board members Leonard Oppenheim, Martin Wade, Arthur Emil and David Tierney for their services during their 2007 – 2008 terms. Mr. Oppenheim received an award of 5,000 shares for his service as Chairman of the Finance Committee of the Board of Directors. Mr. Wade received an award of 10,000 shares for his service as Chairman of the Audit Committee and Compensation Committee of the Board of Directors. Mr. Emil received an award of 5,000 shares for his service as Chairman of the Corporate Governance/Nominating Committee of the Board of Directors. Dr. Tierney received an award of 20,000 shares for his service as Chairman of the Company's Scientific Advisory Board.

On October 3, 2007, the Company issued an award of 850,000 shares of the Company's common stock to Vivian Liu for her services as CEO. 100,000 shares vested immediately while the remaining 750,000 shares will vest in three equal installments of 250,000 shares on June 18, 2008, 2009 and 2010 assuming continuous and uninterrupted service as CEO of the Company.

On October 31, 2007, the Company hired Hemanshu Pandya as its Vice President and Chief Operating Officer. In connection with his employment agreement, Mr. Pandya was issued an award of 125,000 shares of the Company's common stock. 75,000 shares will vest in three equal installments of 25,000 shares on October 31, 2008, 2009 and 2010 assuming continuous and uninterrupted service with the Company. 50,000 shares will vest upon the execution of a licensing/development agreement brought to the Company by Mr. Pandya valued at over $5 million on or before April 30, 2009. Additionally, the Company awarded Mr. Pandya a grant of options to purchase at $1.43 per share an aggregate of 175,000 shares of the Company's common stock. The stock options vest in three installments as follows: 25,000 on October 31, 2008, 50,000 shares on October 31, 2009 and 100,000 shares on October 31, 2010 assuming continuous and uninterrupted service with the Company.

9. Series C 6% Cumulative Convertible Preferred Stock

On May 17, 2005, the Company sold an aggregate of 445 shares of its Series C 6% cumulative convertible preferred stock and raised gross proceeds of $4,450,000 ($10,000 liquidation preference per share). Each preferred share of the Series C Stock was initially convertible at the holder's option into approximately 7,353 shares of common stock (total of 3,272,059 shares). Each investor also received for each share of Series C Stock purchased, 4-year detachable warrants to purchase 2,672 shares of common stock (total of 1,188,931 warrants) at an exercise price of $1.43 per share. The Series C Stock could be converted at any time, at the holder's option, into shares of the Company's common stock at an initial conversion value of $1.36.

For the years ended December 31, 2006 and 2005 pursuant to the terms of the Series C Stock, the Company recorded dividends in the amount of $15,264 and $123,326, respectively, as a dividend to preferred shareholders in the Consolidated Statements of Operations.

For the years ended December 31, 2006 and 2005, the Company recorded a deemed dividend of $49,897 and $984,715, respectively. This deemed dividend represents the sum of the beneficial conversion feature, amortization of the contingent beneficial conversion feature, and amortization of preferred stock issuance costs.

During 2005, the Company converted 357.5 shares of the Series C Stock and accrued dividends into 3,215,590 shares of its common stock with an aggregate value of $3,482,974. During the first half of 2006, the Company converted 72 shares of the Series C Stock and accrued dividends into 880,308 shares of its common stock with a value of $715,388.

On June 30, 2006, pursuant to the terms of the Series C Stock, the Company converted the remaining 15.5 preferred shares and accrued dividends through June 30, 2006 of $159,612 at a price of $0.65 per share. Upon conversion, the Company issued a total of 244,113 shares of common stock. As of December 31, 2007 and 2006, no shares of the Series C Stock remained outstanding.

10. Common Stock

Pursuant to a Common Stock and Warrant Purchase Agreement dated December 20, 2006, the Company closed a private placement of its securities and raised over $8.65 million in gross proceeds. The Company sold 13,317,000 shares of its common stock at $0.6501 per share. The investors also received four-year warrants to purchase 5,326,800 shares of common stock, exercisable beginning six months after closing at a price of $0.79 per share. The warrants will be redeemable by the Company at $0.01 per share if the closing sales price of its common stock is above $5 for ten consecutive trading days as reported on the Nasdaq Capital Market or other principal exchange.

On January 23, 2006, the Company closed a private placement of its securities and raised over $8.3 million in gross proceeds. The Company sold 9,347,191 shares of its common stock at $0.89 per share. The investors also received four-year warrants to purchase 3,738,876 shares of common stock, exercisable beginning six months after closing at a price of $1.11 per share. The warrants will be redeemable by the Company at $0.01 per share if the closing sales price of its common stock is above $5 for ten consecutive trading days as reported on the Nasdaq Capital Market or other principal exchange.

11. Stockholder Rights Plan

On April 3, 2000, the Company declared a dividend distribution of one preferred share purchase Right for each outstanding share of the Company's common stock to shareholders of record at the close of business on April 21, 2000. One Right will also be distributed for each share of Common Stock issued after April 21, 2000, until the Distribution Date described in the next paragraph. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredths of a share (a Unit) of Series A Junior Participating Preferred Stock, $.001 par value per share , at a Purchase Price of $100.00 per Unit, subject to adjustment. Under the Rights Plan, 1,000,000 shares of the Company's preferred stock have been set-aside.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock , or (ii) ten (10) business days following the public announcement of a tender offer or exchange offer that would, if consummated, result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock, subject to certain limitations.

Under the terms of the Rights Agreement, Dr. Y. Joseph Mo, the Company's former CEO, will be permitted to increase his ownership to up to 25% of the outstanding shares of Common Stock, without becoming an Acquiring Person and triggering a Distribution Date.

On January 16, 2007 the Rights Agreement was amended to exempt Southpoint Master Fund, LP and its affiliates from becoming an Acquiring Person within the meaning of the Rights Agreement, provided that Southpoint's aggregate beneficial ownership of the Company's common stock is less than 20% of the shares of common stock then outstanding.

12. Warrants

A summary of warrant activity is as follows:

	Common Shares Issuable upon Exercise	Weighted Average Exercise Price	Weighted Average Contractual Life
Outstanding at January 1, 2005	11,436,691	1.91	
Issued (Note 9)	1,188,938	1.43	
Redeemed	(471,883)	1.53	
Cancelled	(1,123,196)	1.99	
Outstanding at December 31, 2005	11,030,550	1.83	
Issued (Notes 7 and 10)	9,565,676	0.90	
Redeemed	-	-	
Cancelled	(471,199)	1.82	
Outstanding at December 31, 2006	20,125,027	$1.33	
Issued (Note 7)	450,000	$1.52	
Exercised	(2,790,495)	$1.83	
Cancelled	(5,344,578)	$1.40	
Outstanding at December 31, 2007	12,439,954	$1.23	2.43 years
Exercisable at December 31, 2007	12,339,954	$1.23	2.41 years

13. Income Taxes

The Company has incurred losses since inception, which have generated net operating loss carryforwards of approximately $84 million for federal and state income tax purposes. These carryforwards are available to offset future taxable income and expire beginning in 2014 through 2026 for federal income tax purposes. In addition, the Company has general business and research and development tax credit carryforwards of approximately $2.1 million. Internal Revenue Code Section 382 places a limitation on the utilization of federal net operating loss carryforwards when an ownership change, as defined by tax law, occurs. Generally, an ownership change, as defined, occurs when a greater than 50 percent change in ownership takes place during any three-year period. The actual utilization of net operating loss carryforwards generated prior to such changes in ownership will be limited, in any one year, to a percentage of fair market value of the Company at the time of the ownership change. Such a change may have already resulted from the additional equity financing obtained by the Company since its formation.

In 2005, 2006 and 2007, the Company was approved by the State of New Jersey to sell a portion of its state tax credits pursuant to the Technology Tax Certificate Transfer Program. The Company has approximately $1.9 million in NJ tax credit benefits left available to sell at December 31, 2007, and was approved to sell net operating loss tax benefits of $905,515 in 2007, $637,525 in 2006, and $540,580 in 2005. The Company received net proceeds of $805,909, $567,397, and $481,116 in 2007, 2006, and 2005, respectively, as a result of the sale of the tax credits, which has been recognized as received as an income tax benefit in the Consolidated Statements of Operations. There can be no assurance that this program will continue in future years.

The net operating loss carryforwards and tax credit carryforwards resulted in a noncurrent deferred tax benefit at December 31, 2007, 2006 and 2005 of approximately $39.2 million, $35.6 million and $32.8 million, respectively. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize this deferred tax benefit in the future, the Company has recorded a valuation allowance of an equal amount on such date to fully offset the deferred tax benefit amount.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 ("FIN 48") which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition and defines the criteria that must be met for the benefits of a tax position to be recognized. The cumulative effect of the change in accounting principle must be recorded as an adjustment to opening retained earnings. Effective January 1, 2007, the Company adopted FIN No. 48 and determined that such adoption did not have a material impact on its financial statements.

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision (benefit) for income taxes for the years ended December 31, 2007, 2006 and 2005 are as follows:

	For the years ended December 31,		
	2007	**2006**	**2005**
Federal statutory tax rate	(35%)	(35%)	(35%)
State taxes, net of federal benefit	(6%)	(6%)	(6%)
Valuation allowance	41%	41%	41%
Sale of state net operating losses	(8.40%)	(6.59%)	(3.02%)
Provision (benefit) for income taxes	(8.40%)	(6.59%)	(3.02%)

For the years ended December 31, 2007, 2006 and 2005, the Company's effective tax rate differs from the federal statutory rate principally due to net operating losses and other temporary differences for which no benefit was recorded, state taxes and other permanent differences.

14. Commitments and Contingencies

The Company is a party to clinical research agreements amended in October 2005 such that the total commitment was reduced to approximately $4.2 million. These agreements provide that if the Company cancels them prior to 50% completion, the Company will owe the higher of 10% of the outstanding contract amount prior to the amendment or 10% of the outstanding amount of the amended contract at the time of cancellation. At December 31, 2007, this amounts to approximately $1.1 million. The Company anticipates that the clinical research in connection with the agreements will be completed in 2008.

The Company is a party to several short-term consulting and research agreements that, generally, can be cancelled at will by either party.

We are subject to certain legal proceedings in the ordinary course of business. We do not expect any such items to have a significant impact on our financial position.

15. Segment and Geographic Information

The Company is active in one business segment: designing, developing, manufacturing and marketing pharmaceutical products. The Company maintained development and business development operations in the United States and Hong Kong in 2005, 2006. In September 2007, the Company ceased all operations in Hong Kong.

Geographic information as of December 31, 2007, 2005 and 2005 are as follows:

	For the years ended December 31,		
	2007	2006	2005
Net revenues			
United States	$ 775,894	$ 758,207	$ 1,062,550
Hong Kong	494,473	1,108,720	1,336,611
	$ 1,270,367	$ 1,866,927	$ 2,399,161

	December 31,		
	2007	2006	2005
Long-lived assets			
United States	$ 6,956,986	$ 7,488,100	$ 8,905,716
Hong Kong	-	-	-
	$ 6,956,986	$ 7,488,100	$ 8,905,716

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company's management carried out an evaluation with participation of the Company's Chief Executive Officer and Chief Financial Officer, its principal executive officer and principal financial officer, respectively, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of the end of the period covered by this report that the Company's disclosure control and procedures are effective. There were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation by the Chief Executive Officer and Chief Financial Officer that occurred during the Company's fourth quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under such framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Amper, Politziner & Mattia, PC, an independent registered public accounting firm, as stated in their report which is included herein.

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Other than as set forth below, information called for by Item 10 is set forth under the heading "Election of Directors" and "Committees of the Board" in our 2008 Proxy Statement, which is incorporated herein by reference, and "Executive Officers of the Registrant" of Part I of this Report.

The Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, and to all of its other officers, directors and employees. The code of ethics is available at the Corporate Governance section of the Investors page on the Company's website at http://www.nexmed.com. The Company intends to disclose future amendments to, or waivers from, certain provisions of its code of ethics, if any, on the above website within four business days following the date of such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION.

Information called for by Item 11 is set forth under the headings "Executive Compensation" and "Directors Compensation" in our 2008 Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Other than as set forth below, information called for by Item 12 is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in our 2008 Proxy Statement, which is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2007, about shares of our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans (together, the "Equity Plans"):

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,469,841 (1)	$1.41	52,278 (2)
Equity compensation plans not approved by security holders			
Total	3,469,841	$1.41	52,278

(1) Consists of options outstanding at December 31, 2007 under The NexMed Inc. Stock Option and Long Term Incentive Plan (the "Incentive Plan") and The NexMed, Inc. 2006 Stock Incentive Plan (the "2006 Plan").

(2) Consists of zero and 52,278 shares of common stock that remain available for future issuance, at December 31, 2007, under the Incentive Plan and 2006 Plan, respectively.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information called for by Item 13 is set forth under the headings "Transactions with Related Persons, Promoters and Certain Control Persons" and "Corporate Governance" in our 2008 Proxy Statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information called for by item 14 is set forth under the heading "Principal Accountant Fees and Services" in our 2008 Proxy Statement, which is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements:

The information required by this item is included in Item 8 of Part II of this Form 10-K.

2. Financial Statement Schedules

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule for the years ended December 31, 2007 and 2006 (contained in Report of Independent Registered Public Accounting Firm 2006 and 2007 included in Item 8 of Part II of this Form 10-K).

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule for the year ended December 31, 2005 (contained in Report of Independent Registered Public Accounting Firm 2005 included in Item 8 of Part II of this Form 10-K).

SCHEDULE II

NEXMED, INC.
SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Year ended December 31, 2007					
Valuation allowance - deferred tax asset	$35,642,110	$3,632,017	--	--	$39,274,127
Year ended December 31, 2006					
Valuation allowance – deferred tax asset	$32,859,672	$3,682,438	--	--	$35,642,110
Year ended December 31, 2005					
Valuation allowance - deferred tax asset	$28,520,370	$4,339,302	--	--	$32,859,672

All other schedules have been omitted because the information is not applicable or is presented in the Financial Statements or Notes thereto.

3. **Exhibits**

EXHIBITS NO.	DESCRIPTION
3.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 2.1 filed with the Company's Form 10-SB filed with the Securities and Exchange Commission on March 14, 1997).
3.2	Amended and Restated By-laws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003).
3.3	Certificate of Amendment to Articles of Incorporation of the Company, dated June 22, 2000 (incorporated herein by reference to Exhibit 3.2 to the Company's Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).
3.4	Certificate of Amendment to the Company's Articles of Incorporation, dated June 14, 2005. (incorporated herein by reference to Exhibit 3.4 to the Company's Form 10-K filed with the Securities and Exchange Commission on March 16, 2006)
4.1	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 3.1 filed with the Company's Form 10-SB filed with the Securities and Exchange Commission on March 14, 1997).
4.2	Rights Agreement and form of Rights Certificate (incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000).
4.3	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000).

EXHIBITS NO.	DESCRIPTION
4.5	Form of Warrant dated April 21, 2003 (incorporated herein by reference to Exhibit 4.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003).
4.6	Form of Common Stock Purchase Warrant dated July 2, 2003 (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 17, 2003).
4.7	Form of Warrant dated June 18, 2004 (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 25, 2004).
4.8	Form of Common Stock Purchase Warrant A, dated December 17, 2004 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2004).
4.10	Form of Warrant, dated May 17, 2005 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2005).
4.11	Form of Warrant, dated January 23, 2006 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2006).
4.12	Form of Warrant, dated November 30, 2006 (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 4, 2006).
4.14	Form of Warrant, dated December 20, 2006 (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 21, 2006).
4.15	Amendment No. 1 to Rights Agreement, dated as of January 16, 2007 (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 22, 2007).
4.16	Form of Warrant, dated October 26, 2007 (incorporated herein by reference to exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2007).
10.1*	Amended and Restated NexMed, Inc. Stock Option and Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 filed with the Company's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2001).
10.2*	The NexMed, Inc. Recognition and Retention Stock Incentive Plan (incorporated herein by reference to Exhibit 99.1 filed with the Company's Form 8-K filed with the Securities and Exchange Commission on May 28, 2004).
10.3	License Agreement dated March 22, 1999 between NexMed International Limited and Vergemont International Limited (incorporated herein by reference to Exhibit 10.7 of the Company's Form 10-KSB filed with the Securities and Exchange Commission on March 16, 2000).
10.4*	The NexMed, Inc. Non-Qualified Stock Option Plan (incorporated herein by reference to Exhibit 6.6 filed with the Company's Form 10-SB/A filed with the Securities and Exchange Commission on June 5, 1997).
10.5*	Employment Agreement dated February 26, 2002 by and between NexMed, Inc. and Dr. Y. Joseph Mo (incorporated herein by reference to Exhibit 10.7 of the Company's Form 10-K filed with the Securities and Exchange Commission on March 29, 2002).

EXHIBITS NO.	DESCRIPTION
10.6	Registration Rights Agreement between the Company and The Tailwind Fund Ltd. and Solomon Strategic Holdings, Inc. dated June 11, 2002 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002).
10.7	Investor Rights Agreement, dated as of April 21, 2003, between the Company and the Purchasers identified on Schedule 1 to the Investor Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003).
10.8	Investor Rights Agreement, dated as of July 2, 2003, between the Company and the Purchasers identified on Schedule 1 to the Investor Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 17, 2003).
10.9*	Amendment dated September 26, 2003 to Employment Agreement by and between Dr. Y. Joseph Mo and NexMed, Inc. dated February 26, 2002 (incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2003).
10.10	Registration Rights Agreement, dated as of December 12, 2003, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 13, 2004).
10.11	Form of 5% Convertible Note due May 31, 2007 (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 13, 2004).
10.12	Investor Rights Agreement, dated as of June 18, 2004, between the Company and the Purchasers identified on Schedule 1 thereto (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 25, 2004).
10.13*	Stock Option Grant Agreement between the Company and Leonard A. Oppenheim dated November 1, 2004 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2004).
10.14*	Form of Stock Option Grant Agreement between the Company and its Directors (incorporated herein by reference to Exhibit 10.29 of the Company's Form 10-K filed with the Securities and Exchange Commission on March 16, 2006).
10.15	Investor Rights Agreement, dated as of December 17, 2004, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2004).
10.16	Preferred Stock and Warrant Purchase Agreement, dated as of May 16, 2005, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2005).
10.17	Investor Rights Agreement, dated as of May 16, 2005, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2004).
10.18+	License Agreement, dated September 13, 2005, between NexMed, Inc., NexMed International Limited and Novartis International Pharmaceutical Ltd.(incorporated herein by reference to Exhibit 99.1 to the

EXHIBITS NO.	DESCRIPTION
	Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).
10.19	Common Stock and Warrant Purchase Agreement, dated as of January 23, 2006, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2006).
10.20	Investor Rights Agreement, dated as of January 23, 2006, between the Company and the Purchasers named therein((incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2006).
10.21*	Employment Agreement dated December 21, 2005 by and between NexMed, Inc. and Vivian H. Liu.
10.22*	Employment Agreement dated December 21, 2005 by and between NexMed, Inc. and Mark Westgate.
10.23	Common Stock and Warrant Purchase Agreement, dated January 23, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 27, 2006).
10.24*	NexMed, Inc. 2006 Stock Incentive Plan (incorporated herein by reference to Annex A of the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 6, 2006).
10.25	Securities Purchase Agreement, dated November 30, 2006, between NexMed, Inc., NexMed (U.S.A.), Inc. and Metronome LPC 1, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 4, 2006).
10.26	Senior Secured Note, dated November 30, 2006, in favor of Metronome LPC 1, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 4, 2006).
10.27	Common Stock and Warrant Purchase Agreement, dated December 20, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 21, 2006).
10.28	Registration Rights Agreement, dated December 20, 2006 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 21, 2006).
10.29	Amendment, effective as of February 13, 2007, to License Agreement between Novartis International Pharmaceutical Ltd., NexMed, Inc. and NexMed International Limited, dated September 13, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 23, 2007).
10.30 *	Employment Agreement dated October 31, 2007 between NexMed, Inc. and Hemanshu Pandya.
10.31 +	License Agreement dated November 1, 2007 between NexMed, Inc. and Warner Chilcott Company, Inc.
10.32	Securities Purchase Agreement, dated October 26, 2007, between NexMed, Inc. and Twin Rivers Associates, LLC. (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report 8-K filed with the Securities and Exchange Commission on October 31, 2007).
10.33	Senior Secured Note dated October 26, 2007, between NexMed, Inc. and Twin Rivers Associates, LLC. (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report 8-K filed with the Securities and Exchange Commission on October 31, 2007).
21	Subsidiaries.

EXHIBITS NO.	DESCRIPTION
23	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.1	Consent of Amper, Politziner & Mattia P.C., independent registered public accounting firm.
31.1	Chief Executive Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Chief Financial Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Management compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of Form 10-K.

+ Portions of this exhibit have been omitted pursuant to a request for confidential treatment with the Securities and Exchange Commission. Such portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXMED, INC.

Dated: March 12, 2008

By: /s/ Vivian Liu
Vivian Liu
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Vivian H. Liu VIVIAN H. LIU	Director, President and Chief Executive Officer	March 12, 2008
/s/ Mark Westgate MARK WESTGATE	Vice President, Chief Financial Officer and principal accounting officer	March 12, 2008
/s/ Richard J. Berman RICHARD J. BERMAN	Chairman of the Board of Directors	March 12, 2008
/s/ Arthur D. Emil ARTHUR D. EMIL	Director	March 12, 2008
/s/ Leonard A. Oppenheim LEONARD A. OPPENHEIM	Director	March 12 2008
/s/ David S. Tierney, M.D. DAVID S. TIERNEY	Director	March 12, 2008
/s/ Martin Wade III MARTIN WADE III	Director	March 12, 2008

Exhibit 21

SUBSIDIARIES OF NEXMED, INC.

1. NexMed Holdings, Inc., incorporated in Delaware on February 28, 1997.

2. NexMed (U.S.A.), Inc., incorporated in Delaware on June 18, 1997.

3. NexMed International Limited, incorporated in the British Virgin Islands on August 2, 1996.

(a) NexMed International (Hong Kong) Ltd. is a wholly-owned subsidiary of NexMed International Limited incorporated in Hong Kong on March 14, 2001.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (Nos. 333-91957, 333-46976, 333-96813, 333-105509, 333-107137, 333-111894, 333-117717, 333-122114, 333-125565, 333-132611 and 333-140110) and Form S-8 (Nos. 333-93435 and 333-138598) of NexMed, Inc. of our report dated March 15, 2006 relating to the financial statements and financial statement schedule, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
New York, NY
March 10, 2008

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
NexMed, Inc.:

We consent to the incorporation by reference in the Registration Statements on Forms S-3 (Nos. 333-148060, 333-107137, 333-122114, 333-117717, 333-125565 and 333-140110) of our report dated March 10, 2008, with respect to the consolidated financial statements, schedule, and the effectiveness of internal control over financial reporting of NexMed, Inc. and Subsidiaries included in the Annual Report on Form 10-K for the year ended December 31, 2007.

/s/ Amper, Politziner & Mattia, P.C.

Date: March 10, 2008
Edison, New Jersey

Exhibit 31.1

CERTIFICATION

I, Vivian H. Liu, certify that:

1. I have reviewed this Annual Report on Form 10-K of NexMed, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange ACT Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2008.

/s/ Vivian H. Liu
Vivian H. Liu
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Mark Westgate, certify that:

1. I have reviewed this Annual Report on Form 10-K of NexMed, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange ACT Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2008.

/s/ Mark Westgate
Mark Westgate
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Vivian H. Liu, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge, the Annual Report of NexMed, Inc. on Form 10-K for the year ended December 31, 2007, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on 10-K fairly presents in all material respects the financial condition and results of operations of NexMed, Inc.

Date: March 12, 2008.

By: /s/ Vivian H. Liu
Name: Vivian H. Liu
Title: Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark Westgate, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge, the Annual Report of NexMed, Inc. on Form 10-K for the year ended December 31, 2007, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on 10-K fairly presents in all material respects the financial condition and results of operations of NexMed, Inc.

Date: March 12, 2008.

By: /s/ Mark Westgate
Name: Mark Westgate
Title: Chief Financial Officer

NEXMED, INC.
89 Twin Rivers Drive
East Windsor, NJ 08520

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

Notice is hereby given to all of the stockholders of NexMed, Inc. (the Company) that the Annual Meeting of Stockholders of the Company (the Annual Meeting) will be held on Monday, June 9, 2008 at 11:00 a.m., local time, at the Company's headquarters located at 89 Twin Rivers Drive, East Windsor, New Jersey 08520, for the following purposes:

(1) To elect two persons to the Board of Directors of the Company to serve a three-year term, or until a successor is elected and qualified.

(2) To consider and vote upon a proposal to approve and adopt an amendment to the NexMed, Inc. 2006 Stock Incentive Plan to increase the number of shares authorized thereunder from 3,000,000 to 5,000,000 shares of the Company's common stock.

(3) To consider and vote upon a proposal to ratify the appointment of Amper, Politziner & Mattia, PC, as the Company's independent registered public accounting firm for the year ending December 31, 2008.

The enclosed Proxy Statement includes information relating to these proposals. Additional purposes of the Annual Meeting are to consider and act upon such other business as may properly come before this Annual Meeting or any adjournment or postponement thereof.

All stockholders of record of the Company's common stock, par value $0.001 per share (the Common Stock) at the close of business on April 11, 2008 are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. At least a majority of the outstanding shares of Common Stock of the Company entitled to vote, represented either in person or by proxy is required for a quorum.

By Order of the Board of Directors

/s/ Mark Westgate
Mark Westgate
Assistant Secretary

April 18, 2008
East Windsor, New Jersey

THE BOARD OF DIRECTORS APPRECIATES AND ENCOURAGES YOUR PARTICIPATION IN THE COMPANY'S ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY, PLEASE SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD BY MAIL IN THE POSTAGE-PAID ENVELOPE PROVIDED, OR VOTE THESE SHARES BY TELEPHONE AT (800) 560-1965 OR BY INTERNET AT http://www.eproxy.com/nexm/. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY IF YOU WISH BY VOTING YOUR SHARES IN PERSON. YOUR PROXY IS REVOCABLE IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE ACCOMPANYING PROXY STATEMENT.

Mailed to Stockholders
on or about April 18, 2008

NEXMED, INC.
89 Twin Rivers Drive
East Windsor, New Jersey 08520

PROXY STATEMENT

General Information

We are furnishing this Proxy Statement in connection with the solicitation of proxies for use at our Annual Meeting of Stockholders (the Annual Meeting) to be held on Monday, June 9, 2008, at 11:00a.m., local time, at our headquarters located at 89 Twin Rivers Drive, East Windsor, New Jersey, and any adjournment or postponement thereof.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised by delivering to us (to the attention of Mark Westgate, the Company's Assistant Secretary) a written notice of revocation or a properly executed proxy bearing a later date.

Solicitation and Voting Procedures

This proxy is solicited on behalf of the Board of Directors of NexMed, Inc. The solicitation of proxies will be conducted by mail and we will bear all attendant costs. These costs will include the expense of preparing and mailing proxy materials for the Annual Meeting and reimbursements paid to brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the Annual Meeting to beneficial owners of our common stock, par value $.001 per share (the Common Stock). We may use the services of Wells Fargo Shareowner Services and The Altman Group in soliciting proxies and, in such event, we expect to pay approximately $15,000, plus out-of-pocket expenses, for such services. We may conduct further solicitation personally, telephonically or by facsimile through our officers, directors and regular employees, none of whom will receive additional compensation for assisting with the solicitation.

The presence at the Annual Meeting of a majority of the outstanding shares of our Common Stock entitled to vote, represented either in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. The close of business on April 11, 2008 has been fixed as the record date (the Record Date) for determining the holders of shares of Common Stock (the Stockholders) entitled to notice of and to vote at the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on all matters. As of the Record Date, there were 83,148,089 shares of Common Stock outstanding.

Stockholder votes will be tabulated by the persons appointed by the Board of Directors to act as inspectors of election for the Annual Meeting. Shares of Common Stock represented by a properly executed and delivered proxy will be voted at the Annual Meeting and, when the Stockholder has given instructions, will be voted in accordance with those instructions. If no instructions are given, the shares will be voted FOR the election of the nominees for directors named below and FOR Proposals No. 2 and No. 3.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Amended and Restated Articles of Incorporation, as amended to date (the Articles of Incorporation) divide our Board of Directors into three classes. The term of office for each class is arranged so that the term of office of one class expires at each successive Annual Meeting of Stockholders. The Board of Directors currently consists of six members as follows: Class I directors, Vivian H. Liu and Martin R. Wade, III, whose terms expire in 2010; Class II directors, Richard J. Berman and Arthur D. Emil, Esq., whose terms expire in 2009, and Class III directors, Leonard A. Oppenheim, and David S. Tierney, MD, whose terms expire in 2008 and, if re-elected at the Annual Meeting, in 2011.

At the Annual Meeting, the Stockholders will elect two directors to serve as Class III directors. Each of the Class III directors who is elected at the Annual Meeting will serve until the Annual Meeting of Stockholders to be held in 2011, and until such director's successor is elected or appointed and qualifies or until such director's earlier resignation or removal. Unless otherwise marked, the proxies will be voted "FOR" the election of each of the director nominees named below. The Board of Directors believes that nominees, Leonard A. Oppenheim and David S. Tierney, MD, will stand for election and will, if elected, serve as Class III directors. However, with respect to each nominee, in the event such nominee is unable or unwilling to serve as a Class III director at the time of the Annual Meeting, the proxies may be voted for any substitute nominee designated by the present Board of Directors to fill such vacancy or the Board of Directors may be reduced to no less than three members in accordance with the Articles of Incorporation.

Our Corporate Governance/Nominating Committee has reviewed the qualifications of the nominees for Class III director and has recommended such nominees for election to the Board of Directors.

Nominees for Director

The following information was furnished to the Company by the nominees.

Leonard A. Oppenheim, is and has been a director since 2004, and a member of the Audit Committee since January 2006 and Finance Committee since June 2006. Mr. Oppenheim served as the Chairman of the Board from June 2006 through June 18, 2007. His current term as a member of the Board of Directors expires in 2008, and if re-elected at the Annual Meeting, in 2011. Mr. Oppenheim retired from business in 2001 and has since been active as a private investor. From 1999 to 2001, Mr. Oppenheim was a partner in Faxon Research, a company offering independent research to professional investors. From 1983 to 1999, Mr. Oppenheim was a principal in the Investment Banking and Institutional Sales division of Montgomery Securities. Prior to that, he was a practicing attorney. Mr. Oppenheim graduated from New York University Law School in 1976.

David S. Tierney, MD, is and has been a director since January 2007, and a member of the Executive Compensation Committee and Corporate Governance/Nominating Committee since June 2007. His current term as a member of the Board of Directors expires in 2008, and if re-elected at the Annual Meeting, in 2011. From August 2000 to April 2007, Dr. Tierney served as President and Chief Executive Officer of Valera Pharmaceuticals, Inc. (Nasdaq:VLRX). Prior to joining Valera, Dr. Tierney was President of Biovail Technologies, a division of Biovail Corporation. While there, Dr. Tierney had responsibility for all of Biovail's research and development, regulatory and clinical activities. Prior to Biovail, he spent three years at Roberts Pharmaceutical Corporation as Senior Vice President of Drug Development with responsibility for all research and development activities, and overall responsibility for drug development, medical affairs, worldwide regulatory affairs and chemical process development, as well as being part of the executive management team. Prior to joining Roberts, Dr. Tierney spent eight years at Elan Corporation in a variety of management positions. Dr. Tierney received his medical degree from the Royal College of Surgeons in Dublin, Ireland and was subsequently trained in internal medicine. He currently serves on the Board of Directors of Catalyst Pharmaceutical Partners, Inc (Nasdaq: CPRX) and Bioject Medical Technologies Inc., (Nasdaq: BJCT).

Required Vote and Recommendation of Board of Directors

Under Nevada law, where NexMed is incorporated, shares of Common Stock as to which there is an abstention or broker non-vote shall be deemed to be present at the meeting for purposes of determining a quorum. However, pursuant to Nevada law, the nominees for the election of directors must be elected by a plurality of the votes cast at the election, abstentions and broker non-votes will have no effect on the outcome of this vote.

THE BOARD RECOMMENDS A VOTE *FOR* THE ELECTION OF THE NOMINEES NAMED ABOVE.

DIRECTORS

Set forth below is certain information as of the Record Date regarding our directors.

Name	Age	Title
Richard J. Berman	65	Chairman of the Board of Directors
Arthur D. Emil, Esq.	83	Director
Vivian H. Liu	46	Director, President & Chief Executive Officer
Leonard A. Oppenheim	61	Director
David S. Tierney, MD	44	Director
Martin R. Wade, III	58	Director

Biographical information concerning each of the director nominees is set forth above under the caption "Proposal No. 1 – Election of Directors." Biographical information concerning the remaining directors of the Company is set forth below.

Richard J. Berman has served on the Board of Directors since June 2002, as Chairman of the Board since June 2007, and on the Finance Committee since June 2002. From January 2006 to June 2007, Mr. Berman served as our President and Chief Executive Officer. He also served as a member of the Audit Committee, Executive Compensation Committee, and Corporate Governance/Nominating Committee of the Board of Directors between June 2002 and January 2006. Mr. Berman currently serves as Chairman of National Investment Managers, a public company in pension administration and investment management (OTC: NIVM.OB); Chairman of Fortress Technology Systems (homeland security), and Chairman of Morlex, Inc. (internet) (OTC: MORX.OB). Mr. Berman is a director of eight public companies: NexMed, Inc., Morlex, Inc., National Investment Managers, Broadcaster, Inc. (OTC: BCSR.OB), Easylink Services International, Inc. (Nasdaq: ESIC), (OTC: NIVM.OB), Advaxis, Inc. (OTC: ADXS.OB), NeoStem, Inc (ASE: NBS), and Fortress Technology Systems (listed on the Frankfurt Exchange). From 1998-2000, he was employed by Internet Commerce Corporation (now Easylink Services International, Inc.) as Chairman and CEO. Previously, Mr. Berman worked at Goldman Sachs; was Senior Vice President of Bankers Trust Company, where he started the M&A and Leveraged Buyout Departments; created the largest battery company in the world by merging Prestolite, General Battery and Exide to form Exide Technologies (NASDAQ: XIDE); helped create what is now Soho (NYC) by developing five buildings; and advised on over $4 billion of M&A transactions. He is a past Director of the Stern School of Business of NYU where he obtained his BS and MBA. He also has U.S. and foreign law degrees from Boston College and The Hague Academy of International Law, respectively.

Arthur D. Emil, Esq., is and has been a director and a member of the Audit Committee, Executive Compensation Committee and the Corporate Governance/Nominating Committee of the Board of Directors since June 2003. Mr. Emil has been a practicing attorney in New York City for over forty years, including with Kramer Levin Naftalis & Frankel from 1994 to 2002 and with Cohen Tauber Spievack & Wagner from 2003 to present. Mr. Emil is a principal owner and chairman of Night Sky Holdings LLC, a company which owns several restaurants now operating in the New York area, which included Windows on the World, and operated the Rainbow Room from 1986 until December 1998. Mr. Emil is the founding principal and shareholder of two real estate development firms with commercial, residential and mixed-use properties in Connecticut, New York and Ohio. Mr. Emil has served as trustee for various non-profit organizations including The American Federation of Arts and the Montefiore Medical Center. Mr. Emil received his LLB from Columbia University. Mr. Emil serves on the Board of Directors of National Investment Managers (OTC: NIVM.OB).

Vivian H. Liu, is, and has been a director and President and Chief Executive Officer of the Company since June 2007, and Secretary since 1995. Ms. Liu served as our Vice President of Corporate Affairs from September 1995 until December 2005, Acting Chief Executive Officer from December 2005 until January 2006, Executive Vice President and Chief Operating Officer from January 2006 to June 2007, Chief Financial Officer from January 2004 until December 2005, Acting Chief Financial Officer from 1999 to January 2004 and Treasurer from September 1995 through December 2005. In 1994, while we were in a transition period, Ms. Liu served as Chief Executive Officer. From 1985 to 1994, Ms. Liu was a business and investment adviser to the government of Quebec and numerous Canadian companies with respect to product distribution, technology transfer and investment issues. Ms. Liu received her MPA in International Finance from the University of Southern California and her BA from the University of California, Berkeley.

Martin R. Wade III is, and has been a director and a member of the Audit Committee, Executive Compensation Committee, and Finance Committee of the Board of Directors since June 2003, and a member of the Corporate Governance/Nominating Committee since January 2004. His current term as a member of the Board of Directors expires in 2010. Mr. Wade is the Chief Executive Officer of Broadcaster, Inc. (BCSR.OB), an internet entertainment firm, and since 2000, has also served as the Chief Executive Officer of Bengal Capital Partners, LLC, a merger and acquisition firm. From 2000 to 2001, Mr. Wade was director and Chief Executive Officer of Digital Creative Development Corp. From 1998 to 2000, Mr. Wade was Managing Director of Prudential Securities Inc. From 1975 to 1998, Mr. Wade served in various executive positions at Salomon Brothers Inc., Bankers Trust Company, Lehman Brothers and Price Waterhouse Company. Mr. Wade serves on the Boards of Directors of several companies, including Alliance One International (NYSE: AOI) and BCSR. Mr. Wade holds an MBA from the University of Wyoming.

There are no family relationships among the directors or executive officers of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership, as of the Record Date, of Common Stock by (a) each person known by management to be the beneficial owner of more than 5% of our outstanding voting securities, (b) our directors and executive officers, individually, and (c) our directors and executive officers as a group as of March 31, 2008.

Name, Position and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percent of Class (%)
Vivian H. Liu President & Chief Executive Officer (3)	1,945,284	2.32%

Hemanshu Pandya Vice President & Chief Operating Officer	300,000	*
Mark Westgate (4) Vice President & Chief Financial Officer	331,591	*
Richard J. Berman Chairman of the Board (5)	1,320,781	1.57%
Arthur D. Emil, Esq. Director (6)	387,173	*
Leonard A. Oppenheim, Esq. Director (7)	783,950	*
David S. Tierney, MD Director	133,432	*
Martin R. Wade, III Director (8)	224,548	*
Southpoint Capital (9) c/o Southpoint Capital Advisors LLC 623 Fifth Avenue, Suite 2503 New York, NY 10022	14,041,002	16.11%
FMR Corp (10) 82 Devonshire Street Boston, MA 02109	12,427,739	14.95%
Jacob May (11) 4525 Harding Road Nashville, TN 37205	5,599,325	6.73%
Loeb Partners Corporation (12) 61 Broadway New York, NY 10006	6,081,369	7.28%
All Executive Officers and Directors as a Group (eight persons) (13) (14)	5,426,759	6.30%

* less than 1%

1) The address for each of the executive officers and directors of the Company is 89 Twin Rivers Drive, East Windsor, New Jersey 08520.
2) Except as otherwise indicated herein, all shares are solely and directly owned, with sole voting and dispositive power.
3) Includes 544,284 shares issuable upon exercise of stock options exercisable within 60 days of the Record Date.
4) Includes 177,273 shares issuable upon exercise of stock options exercisable within 60 days of the Record Date.
5) Includes 1,150,000 shares issuable upon exercise of stock options exercisable within 60 days of the Record Date.
6) Includes 120,000 shares issuable upon exercise of stock options exercisable within 60 days of the Record Date.
7) Includes 500,000 shares issuable upon exercise of stock options exercisable within 60 days of the Record Date.
8) Includes 100,000 shares issuable upon the exercise of stock options exercisable within 60 days of the Record Date.
9) Except for percentage information, this information is based upon a Schedule 13F filed with the Securities and Exchange Commission on 12/31/07.
10) Except for percentage information, this information is based upon a Schedule 13G filed with the Securities and Exchange Commission on 12/21/07.
11) Except for percentage information, this information is based upon a Schedule 13F filed with the Securities and Exchange Commission on 12/31/07.
12) Except for percentage information, this information is based upon a Schedule 13F filed with the Securities and Exchange Commission on 12/31/07.
13) Includes 2,591,557 shares issuable upon exercise of stock options exercisable within 60 days of the Record Date.
14) No shares owned by any of our officers and directors were pledged as security.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, (the Exchange Act) requires our executive officers, directors and persons who beneficially own greater than 10% of a registered class of its equity securities to file certain reports with the Securities and Exchange Commission with respect to ownership and changes in ownership of the Common Stock and our other equity securities.

Based solely on its review of the copies of such reports furnished to us and written representations that no other reports were required, our officers, directors and greater than ten percent stockholders complied with these Section 16(a) filing requirements with respect to the Common Stock during the fiscal year ended December 31, 2007 except for the following which were not filed in a timely manner at the time of issuance: Form 4 for Richard Berman, Martin Wade, David Tierney, Arthur Emil and Leonard Oppenheim for 10,227 shares received in December 2007 for each director's fourth quarter 2007 compensation. The Form 4's were subsequently filed on February 28, 2008. Additionally, Form 4 for Vivian Liu and Mark Westgate for 100,000 and 80,000 stock options, respectively, awarded in August 2006 were not filed at the time of the awards. The Form 4's were subsequently filed on April 10, 2008.

DIRECTOR COMPENSATION

In 2001, the Board of Directors adopted a stock option and cash compensation package for its non-employee directors. Upon joining the Board, each new non-employee director receives a stock option and/or restricted stock package issued pursuant to the NexMed, Inc. Recognition and Retention Stock Incentive Plan, (the Recognition Plan) which expired in 2006, or the NexMed, Inc. 2006 Stock Incentive Plan (the 2006 Plan) which generally vests over a period of several years from the date of grant based on continuous and uninterrupted service to NexMed. Prior to 2007, the Company granted each director a stock option grant equal to 20,000 options, vesting immediately, upon commencement of their initial term. Additionally, upon commencement of each three year term, each director received an option to purchase 60,000 shares of common stock which vest equally on the first, second and third anniversaries of the date of the grant. This approach was designed to align the interests of the directors with those of the Stockholders over the long-term since the full benefits of the stock option compensation package cannot be realized unless stock price appreciation occurs over a number of years.

Beginning in 2007, the Board of Directors modified the stock and cash compensation package for its non-employee directors such that each non-employee director receives a grant of restricted stock rather than stock options. Each non-employee director receives a stock grant equal to 10,000 shares of Common Stock, vesting immediately, upon commencement of his initial term. Additionally, upon commencement of his initial term, each director receives a restricted stock grant of 10,000 shares for each year of his term with 10,000 shares vesting on the date of each annual stockholder's meeting during his term. Dr. David Tierney, who was appointed in 2007, is the only director who has received such grant of restricted stock. All other directors were compensated with stock option grants as discussed in the previous paragraph. Each non-employee director also receives compensation in shares of our common stock worth $3,000 per month which during 2007, was calculated based on the average of the closing price of our common stock over five consecutive trading days, commencing on January 2, 2007 ($0.88) (the Price). The number of shares is calculated based on the amount of cash the Director would have received for service on the Board, or $3,000 per month divided by the Price. As such, each non-employee director received 3,409 shares per month in 2007, issued quarterly. In addition, each non-employee director who served as the Chairman of a committee of the Board of Directors received 5,000 shares in September 2007 for his service during 2007.

Additionally, in 2007, the Board established a Scientific Advisory Board (SAB) and appointed Dr. David S. Tierney to serve as the Chairman of the SAB. The Board approved a stock grant of 20,000 shares of the Company's Common Stock to Dr. David S. Tierney, pursuant to the 2006 Plan for services rendered.

In 2006, the Board approved two stock option grants to Leonard A. Oppenheim, Esq. The first grant to purchase 200,000 shares of our common stock at $1.05 per share pursuant to the Recognition Plan was awarded in March 2006 upon Mr. Oppenheim's election as Lead Director. This grant vested in two equal installments on March 7, 2006 and June 5, 2006. The second grant to purchase 200,000 shares of our common stock at $0.67 per share pursuant to the 2006 Plan was awarded in June 2006 upon Mr. Oppenheim's election as Chairman of the Board. This grant vested in four equal installments at the end of each calendar quarter beginning with September 30, 2006.

Total non-employee director compensation for 2007 was as follows:

NON-EMPLOYEE DIRECTOR COMPENSATION FOR 2007

Name (10) (a)	Stock Awards ($) (1) (c)	Option Awards ($) (1) (d)	Total ($) (h)
Richard J. Berman	$18,000 (2)	-- (11)	$18,000
Arthur D. Emil, Esq.	$49,000 (9)	$50,302 (3)	$99,302
Leonard A. Oppenheim	$69,000 (4)	$63,167 (5)	$132,167
David S. Tierney, MD	$84,666 (6)	--	$84,666
Martin R. Wade, III	$62,000 (8)	$10,200 (7)	$72,200

(1) Market values for stock awards of $3,000 per month were calculated based on the average of the closing price of our common stock over five consecutive trading days, commencing on January 2, 2007. Market values for other stock awards were determined by multiplying the number of shares granted by the closing market price of the Company's stock on the grant date in accordance with FAS 123R. The value of the option awards was calculated using the Black-Scholes method in accordance with FAS 123R. A discussion of the assumptions used in calculating the Black-Scholes values may be found in Note 2 and Note 8 of our audited Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007 which accompanies the Proxy Statement.

(2) This amount includes our expense in 2007 for a grant of 3,409 shares per month valued at $3,000 as discussed in Note (1) above for six months of service as an independent director. Prior to July 2007, Mr. Berman was our CEO and all compensation received as CEO appears in The Summary Compensation Table in the Executive Compensation section of this proxy statement.

(3) This amount represents our expense in 2007 for 80,000 options with an exercise price of $4.94 per share granted to Mr. Emil in June 2003 which vested in four equal installments in June 2004, 2005, 2006 and 2007. This amount also includes our expense for 60,000 options granted to Mr. Emil in August 2006 which vests in three equal installments in June 2007, 2008 and 2009.

(4) This amount represents our expense in 2007 for 60,000 options with an exercise price of $1.33 per share granted to Mr. Oppenheim in June 2005 which vests in four equal installments in June 2006, 2007 and 2008. Also included in this amount is our expense for 200,000 options with an exercise price of $0.67 per share granted in June 2006 which vested in four equal installments on September 30, 2006, December 31, 2006, March 31, 2007 and June 30, 2007.

(5) This amount includes our expense in 2007 for a grant of 20,000 shares issued to Mr. Oppenheim in January 2007 as compensation for his services as Chairman of the Board during the first half of 2007. This amount also includes our expense for 10,000 shares issued to Mr. Oppenheim in September 2007 for his services as Chairman of the Finance committee and our expense for a grant of 3,409 shares per month valued at $3,000 as discussed in Note (1) above for twelve months of service as an independent director.

(6) This amount includes our expense in 2007 for 30,000 shares of Common Stock granted to Dr. Tierney in January 2007 which vests in three installments. 10,000 shares vested immediately, 10,000 shares vested on the date of the 2007 Annual Meeting and 10,000 shares will vest on the date of the 2008 Annual Meeting. This amount also includes our expense for 20,000 shares of common stock granted to Dr. Tierney in September 2007 for his services as Chairman of the SAB and our expense for a grant of 3,409 shares per month valued at $3,000 as discussed in Note (1) above for twelve months of service as an independent director.

(7) This amount represents our expense in 2007 for 60,000 options with an exercise price of $1.68 per share granted to Mr. Wade in May 2004 which vested in three equal installments in June 2005, 2006 and 2007. As of December 31, 2007, all of these options remain outstanding.
(8) This amount includes our expense in 2007 for 20,000 shares issued to Mr. Wade in September 2007 for his services as Chairman of the Audit and Executive Compensation committees and our expense for a grant of 3,409 shares per month valued at $3,000 as discussed in Note (1) above for twelve months of service as an independent director.
(9) This amount includes our expense for 10,000 shares issued to Mr. Emil in September 2007 for his services as Chairman of the Nominating committee and our expense for a grant of 3,409 shares per month valued at $3,000 as discussed in Note (1) above for twelve months of service as an independent director.
(10) As of December 31, 2007: Mr. Berman had no shares of unvested restricted stock and 160,000 options outstanding which he had received as compensation for his services as a Director prior to being appointed CEO in 2006; Mr. Emil had no shares of unvested restricted stock and 140,000 options outstanding; Mr. Oppenheim had no shares of unvested restricted stock and 500,000 options outstanding; Dr. Tierney had no options outstanding and 10,000 shares of unvested restricted stock outstanding which will vest on the date of the 2008 Annual Meeting; and Mr. Wade had no shares of unvested restricted stock and 100,000 options outstanding.
(11) No expense was recorded in 2007 for options issued in previous years.

THE BOARD AND ITS COMMITTEES

Director Independence

During the year ended December 31, 2007, the Board of Directors has determined that each of Mr. Emil, Mr. Oppenheim, Dr. Tierney and Mr. Wade met the definition of independence under the NASDAQ Capital Market listing requirements.

Meetings of the Board of Directors

During the year ended December 31, 2007, eight meetings of the Board of Directors were held. Each director attended at least 75% of the aggregate number of meetings of the Board and the Committees of the Board on which they served during the periods that they served. While we have no policy requiring attendance, in June 2007, three of the four independent directors were present at our 2007 Annual Meeting of Stockholders.

Committees of the Board

The Board of Directors currently has four committees: the Executive Compensation Committee, the Audit Committee, the Finance Committee, and the Corporate Governance/Nominating Committee.

The Executive Compensation Committee establishes remuneration levels for our executive officers and implements incentive programs for officers, directors and consultants, including the 2006 Plan and the NexMed Inc. Stock Option and Long-Term Incentive Compensation Plan (the Stock Plan) and the Recognition Plan (the Stock Plan and Recognition Plan both expired in 2006). The Executive Compensation Committee was formed on February 7, 2000 and met three times in 2007. As of December 31, 2007, the Executive Compensation Committee consisted of Arthur D. Emil, Dr. David S. Tierney and Martin R. Wade, III (Chairman), none of whom was an employee and each of whom met the independence requirements of NASDAQ Marketplace Rule 4200 (a)(15). There is currently no charter for our Executive Compensation Committee. Our independent compensation consultants as well as executive officers and management play an important role in making recommendations and formulating compensation plans for our employees, including named executives. The Committee may delegate authority for day-to-day administration and interpretation of the various compensation programs in place, including selection of participants, determination of award levels and approval of award documents to our officers. However, the Committee may not delegate any authority under those programs for matters affecting the compensation and benefits of the executive officers. Our CEO, with input from our director of human resources, gives the committee a performance assessment and compensation recommendations for the named executives.

Our director of human resources engaged and works closely with our independent compensation consultants, ORC Worldwide Compensation Consultants, who assist in evaluating our executive compensation program and were instructed to provide additional assurance that our program is reasonable and consistent with industry standards for companies in our peer group. ORC Worldwide Compensation Consultants is a compensation consulting firm which provides consulting and data services to large and mid-sized organizations, focusing on compensation programs. We participate in SIRS®, a Salary Information Retrieval System, which is a comprehensive U.S. salary survey with analytical tools and reports, whereby we select approximately fifty pharmaceutical companies with which we share salary data information on an annual basis. This process enables us to benchmark our job functions and job levels within our specific industry sector, obtain competitive salary data, and maintain a competitive salary structure. The recommendations of our CEO and director of human resources are then considered by the Committee in determining the total compensation packages for named executives.

The Audit Committee periodically meets with our financial and accounting management and independent auditors and selects our independent auditors, reviews with the independent auditors the scope and results of the audit engagement, approves professional services provided by the independent auditors, reviews the independence of the independent auditors and reviews the adequacy of the internal accounting controls. The Audit Committee was formed on February 7, 2000 and acts under a written charter first adopted and approved by the Board on the same date, and subsequently amended and approved on May 7, 2001, October 29, 2002 and May 24, 2004. A copy of the Amended Audit Committee charter is posted on the Company's website at www.nexmed.com. The Audit Committee met five times in 2007, and as of December 31, 2007, consisted of Arthur D. Emil, Leonard A. Oppenheim and Martin R. Wade, III (Chairman), none of whom was an employee and each of whom met the independence and experience requirements of Nasdaq Capital Market listing requirements. The Board of Directors has determined that Mr. Wade, in addition to being "independent" is an "audit committee financial expert," as defined in Item 407(d)(5) of the SEC's Regulation S-K.

The Finance Committee makes recommendations to the Board of Directors concerning financing opportunities and instruments. The Finance Committee was formed on June 21, 2002. The Finance Committee met one time in 2007, and consists of Richard J. Berman, Leonard A. Oppenheim and Martin R. Wade, III.

The Corporate Governance/Nominating Committee makes recommendations to the Board of Directors concerning candidates for Board vacancies. The Corporate Governance/Nominating Committee was formed on February 7, 2000. The Corporate Governance/Nominating Committee met one time in 2007, and as of December 31, 2007, consisted of Arthur D. Emil (Chairman), Dr. David S. Tierney and Martin R. Wade, III. The Corporate Governance/Nominating Committee acts under a written charter, which is available on our website at www.nexmed.com. As of December 31, 2007, each of the members of the Committee met the independence requirements of NASDAQ Capital Market listing standards. We have not paid any third party a fee to assist in the process of identifying and evaluating candidates for director. We have not received any nominees for director from a Stockholder or Stockholder group that owns more than 5% of our voting stock.

The Company's Corporate Governance/Nominating Committee may consider nominees for director submitted in writing to the Chairman of the Committee, which are submitted by our executive officers, current directors, search firms engaged by the Committee, and by others in its discretion and, in the circumstances provided below, shall consider nominees for director proposed by a Stockholder. Information with respect to the proposed nominee shall be provided in writing to the Chairman of the Corporate Governance/Nominating Committee at NexMed, Inc., 89 Twin Rivers Drive, East Windsor, NJ 08520, at least 120 days prior to the anniversary of the date of the prior year's Annual Meeting proxy statement. A submitting Stockholder shall provide evidence that he, she or it has beneficially owned at least 5% of our Common Stock for at least one year and shall provide the name of the nominee, and such other information with respect to the nominee as would be required under the rules and regulations of the Securities and Exchange Commission to be included in our Proxy Statement if such proposed nominee were to be included therein. In addition, the Stockholder shall include a statement to the effect that the proposed nominee has no direct or indirect business conflict of interest with us, and otherwise meets our standards set forth below.

Any other Stockholder communications intended for our management or the Board of Directors shall be submitted in writing to the Chairman of the Corporate Governance/Nominating Committee who shall determine, in his discretion, considering the identity of the submitting Stockholder and the materiality and appropriateness of the communication, whether, and to whom within our company, to forward the communication.

The Corporate Governance/Nominating Committee generally identifies potential candidates for director by seeking referrals from our management and members of the Board of Directors and their various business contacts. There are currently no specific, minimum or absolute criteria for Board membership. Candidates are evaluated based upon factors such as independence, knowledge, judgment, integrity, character, leadership, skills, education, experience, financial literacy, standing in the community and ability to foster a diversity of backgrounds and views and to complement the Board's existing strengths. There are no differences in the manner in which the Committee will evaluate nominees for director based on whether the nominee is recommended by a Stockholder.

Review and Approval of Transactions with Related Persons

The Board has adopted a written policy and procedures for review, approval and monitoring of transactions involving our company and "related persons" (directors and executive officers or their immediate family members, or Stockholders owning 5% or greater of the company's outstanding stock). The policy covers any related person transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest). Related person transactions must be approved by the Board or by the Audit Committee of the Board consisting solely of independent directors, which will approve the transaction if they determine that it is in our best interests. The Board or Audit Committee will periodically monitor the transaction to ensure that there are no changes that would render it advisable for us to amend or terminate the transaction.

There were no related person transactions entered into in 2007 and there are no related person arrangements in place from previous years.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Introduction

The objective of our executive compensation program is to link corporate performance and the total return to Stockholders over the long-term. More specifically, the compensation program is designed to reward the achievement of corporate goals which are set at the beginning of each fiscal year and are communicated to all employees by the CEO, retain the executive employees over long-term periods, and use performance-based equity awards tied to the corporate goals in order to retain and reward the executive employees through the achievement of such goals. In 2007, the overarching goals were to maintain a low cash "burn rate", to continue to advance our NexACT®-based products through our own targeted development activities, and to secure strategic collaborations and partnerships. Tied to these broad goals were the following specific initiatives: Novartis alliance management, prepare and successfully file the New Drug Application in the U.S. ("NDA"), Marketing Authorization Application in Europe ("MAA"), and New Drug Submission in Canada ("NDS") for our topical erectile dysfunction treatment ("ED Product"), develop two new programs up through the Investigational New Drug Application ("IND") stage, continue business development efforts for our products under development and our NexACT® technology, prepare the East Windsor facility for a Pre-Approval Inspection by the FDA, maintain compliance with SEC requirements for a public company, continue to control corporate expenditures by maintaining a monthly cash burn rate of approximately $500,000 per month, and improve the NexACT® permeation enhancer technology.

The elements of our executive compensation during the last fiscal year for our executives under employment agreements consisted of base salary, an annual cash bonus, and the granting of performance-based and incentive stock and stock options.

Base Salaries

The Executive Compensation Committee approves the salaries of our executives and exercises oversight over the compensation of the executives. In establishing 2007 salary levels for our named executives (each of which was set forth in the employment agreements as described below), the Executive Compensation Committee placed the most emphasis on retaining the current executive officers and on recruiting an external executive candidate in order to advance our current products under development. In addition, competitive pharmaceutical company market data for these three positions was obtained from ORC Worldwide Compensation Consultants and was used as a reference point for the salaries.

Bonuses

Cash bonuses are awarded to our named executives based upon a subjective evaluation by the Executive Compensation Committee, with recommendations from the CEO, based on an assessment of the performance of the executives during the year. In assessing the performance of the executives, the CEO and the Executive Compensation Committee prioritize the importance of each of the corporate goals, assess the individual contributions made by each of the executives, and determine overall progress achieved. As outlined in the introduction to the "Compensation Discussion & Analysis" section, the CEO and Board of Directors determine our corporate goals annually at the onset of the year upon approval of the annual budget. Bonuses paid to the named executives were intended to reward their performance towards achieving the corporate goals for 2007. The Executive Compensation Committee determined that six of the eight corporate goals for 2007 were achieved. The two goals that were not met were developing two new programs up through the IND stage and improving NexACT® permeation enhancer technology. The Committee nevertheless decided to award bonuses at the maximum rate as stated in the named executives' employment agreements based upon three factors: the overall importance of the six goals achieved in 2007, a lack of resources to accomplish the two unmet goals, and the improved market capitalization of the Company. The six goals that were achieved were deemed to be of a higher priority than the two that were not, with major importance being placed upon the top four goals: filing the NDA for the ED Product, continuing business development efforts by signing Warner Chilcott as a U.S. marketing partner for the ED Product, successfully managing the Novartis alliance in 2007 such that the Phase III trials were successfully initiated, and maintaining the cash "burn rate." Secondly, while not a stated goal at the outset of the fiscal year, the fact that the Company's market capitalization doubled in 2007 was viewed by the Committee as a significant accomplishment which justified the maximum bonus compensation.

Stock and Stock Options

Under the Stock Plan, which was adopted by the Company in December 1996 and expired in December 2006, and the 2006 Plan which was adopted on March 7, 2006, the Company's employees, including executives, are eligible to receive stock options, stock appreciation rights, restricted stock, and other stock based awards. The Executive Compensation Committee, with input from management, is responsible for approving stock and stock option grants to the Company's employees. In determining the size and type of awards, the nature of the position held as well as individual contributions of the employees toward achieving our corporate goals for the year and the need to retain key employees through the completion of critical projects over time were taken into consideration.

Stock options and restricted stock awarded under the Stock Plan and the 2006 Plan, generally vest evenly over a period of three years from the date of grant. Our 10-year options, granted at the market price on the date of the grant, help align the interests of the executive officers with those of the Stockholders over the long term since the full benefits of the compensation package cannot be realized unless stock price appreciation occurs over a number of years. In addition, the options and restricted stock awards help to retain key employees because they typically cannot be fully exercised until the end of the three year vesting period and, if not exercised, are forfeited if the employee terminates employment with the company. Performance-based stock and stock option awards vest upon the achievement of specific corporate goals. This approach helps to focus employees on specific corporate goals and retain employees who are integral in achieving such goals.

Compensation of Chief Executive Officer

Effective on June 18, 2007, we entered into a three-year employment agreement with Ms. Liu, pursuant to which she will serve as our President and Chief Executive Officer. During her employment, Ms. Liu will receive an annual base salary of at least $300,000, and is eligible to earn an annual bonus up to 50% of her annual base salary based upon the achievement by the Company of objective performance measures established and determined at the beginning of each fiscal year by the Board of Directors or the Executive Compensation Committee, in consultation with Ms. Liu.

Ms. Liu's agreement provides for grants of stock under the 2006 Plan. The Executive Compensation Committee determined, based on their analysis of competitive market data compiled by the director of human resources, that our CEO should have a total equity compensation package such that she would achieve an ownership of approximately 2% of our outstanding common stock taking into account options and restricted stock already held by her at such time. Therefore upon Ms. Liu's acceptance of the position as CEO, she was awarded a restricted stock grant of a total of 850,000 shares. 100,000 shares vested immediately with the remaining 750,000 shares vesting in three equal installments of 250,000 shares on each June 18, 2008, 2009 and 2010.

Prior to Ms. Liu's appointment to CEO, she was awarded a restricted stock grant of 150,000 shares in January 2007. The award vests in three equal installments of 50,000 shares on each December 31, 2007, 2008 and 2009. This award was intended to retain Ms. Liu in her position as COO while the Board made a decision as to whether the Company would recruit an external candidate for either the CEO or the COO position in 2007. Additionally, this award was to recognize the progress made by the Company in 2006, to acknowledge Ms. Liu's contributions towards that progress, and to remain competitive with industry compensation standards.

Additionally, in 2006 the Board approved performance-based stock option grants to all employees, including Ms. Liu, which vest in two equal installments upon the filing of the NDA for our ED Product and upon the FDA's acceptance of the NDA for review. Ms. Liu's option award is to purchase 100,000 shares of our common stock at $0.81 per share, the market price of our common stock at the time of the grant. Our NDA was successfully filed and accepted for review in the fourth quarter of 2007 and these options became fully vested.

Ms Liu also received an award of 200,000 shares of restricted common stock in April 2006. The award vested on December 31, 2006. This stock grant was awarded as part of a corporate retention program implemented in April and September of 2006 in order to offer all employees, including named executives, a substantial monetary incentive to remain employed with us following the substantial lay-off and restructuring which occurred at the end of 2005 and into 2006.

The number of shares awarded in the above mentioned stock option and restricted common stock grants was determined such that Ms. Liu would achieve an ownership percentage approaching approximately 1% of our outstanding common stock as COO. The Executive Compensation Committee determined, based on their analysis of competitive market data compiled by the director of human resources, that our named executive officers, other than our CEO, should have a total equity compensation package in order to achieve such ownership percentage.

Ms. Liu's employment agreement provides that, in the event of termination of her employment for "Cause" (as defined in the employment agreement), or death and disability, Ms. Liu would be entitled to receive any earned but unpaid base salary, bonus and benefits. In the event of the termination of Ms. Liu's employment without Cause, by Ms. Liu with "Good Reason" (as defined in the employment agreement) or upon a change in control (as defined in the employment agreement), Ms. Liu would be entitled to receive any earned but unpaid base salary, bonus and benefits in an amount equal to twelve months of her annual base salary at the time of such termination. In addition, Ms. Liu's outstanding but unvested restricted stock and stock options would vest immediately.

Richard Berman was our CEO during 2007 until June 18, 2007 when Ms. Liu was appointed CEO. After the departure of our former Chief Executive Officer in December 2005, Richard Berman was appointed by the Board of Directors on January 12, 2006 to serve as our Chief Executive Officer on an interim basis. We did not enter into any employment agreement with Mr. Berman. Mr. Berman has served on the Board of Directors since June 2002, and was the Lead Director until his appointment as our interim Chief Executive Officer. Mr. Berman was our Chief Executive Officer until June 18, 2007. During 2007, the majority of Mr. Berman's compensation was equity-based. In January 2007, the Executive Compensation Committee approved a stock award to Mr. Berman based on the progress that we made during 2006, the contributions made by the executive, and the fact that the executive's total compensation was not deemed to be comparable to industry standards. Mr. Berman received an award of 60,000 shares of stock vesting in four equal installments on March 31, June 30, September 30, and December 31, 2007. 30,000 of these shares, which were to vest on September 30 and December 31, 2007, did not vest and were cancelled when Mr. Berman ended his term as Chief Executive Officer in June 2007. Although Mr. Berman resigned on June 18, 2007, vesting of the shares that were to vest on June 30, 2007 was accelerated since Mr. Berman was our CEO for substantially all of the second quarter. In 2006, Mr. Berman received options to purchase 990,000 shares of our common stock which vested in three installments through January 31, 2007, and on October 1, 2006, Mr. Berman began to receive a consulting fee of $3,000 per month. The Executive Compensation Committee determined that Mr. Berman should receive a monthly fee of $3,000 per month to act as a stipend to cover any expenses incurred while serving as our Chief Executive Officer. In addition, Mr. Berman was granted 388,571 shares of restricted stock in April 2006, which would vest and the restrictions would lapse only if we completed a significant business development transaction with a minimum valuation of $5 million and Mr. Berman remained as Chief Executive Officer through the completion of such transaction. These shares did not vest and were cancelled in June 2007 when Mr. Berman resigned as Chief Executive Officer and no significant business development transaction had occurred during his term.

Compensation of Chief Operating Officer

The decision was made to recruit an external candidate to replace the COO position, which had become vacant upon the appointment of Ms. Liu as CEO in June 2007. On October 31, 2007, we entered into a three-year employment agreement with Hemanshu Pandya, pursuant to which he would serve as our Vice President. During his employment, Mr. Pandya will receive an annual base salary of at least $225,000, and is eligible to earn an annual bonus of up to 50% of his annual base salary based upon the achievement by the Company of objective performance measures established and determined at the beginning of each fiscal year by the Board of Directors or its Executive Compensation Committee, in consultation with Ms. Liu and Mr. Pandya.

Mr. Pandya's agreement provides for grants of options to purchase shares of our common stock under the 2006 Plan. These options are intended to be incentive stock options to the fullest extent permitted under the Internal Revenue Code. In October 2007, Mr. Pandya received an option award to purchase a total of 175,000 shares of our common stock at $1.43 per share, the market price of our common stock at the time of the grant. The award vests in three installments of 25,000 options on October 31, 2008, 50,000 options on October 31, 2009 and 100,000 options on October 31, 2010.

Mr. Pandya's agreement also provides for grants of stock under the 2006 Plan. On October 31, 2007, Mr. Pandya was awarded a restricted stock grant of 125,000 shares. 75,000 shares will vest in three equal installments of 25,000 shares each on October 31, 2008, 2009 and 2010. The remaining 50,000 shares will vest only upon the execution of a licensing/development agreement brought to the Company by Mr. Pandya valued at over $5 million on or before April 30, 2009.

Mr. Pandya's total compensation package (salary, bonus, stock options and restricted stock) was reviewed and approved by the Executive Compensation Committee after a discussion with our human resources director and a review of competitive pharmaceutical company market data supplied by ORC Worldwide Compensation Consultants for his position as COO. It was determined that his total compensation package is competitive with industry compensation standards.

Additionally, the number of shares awarded in the above mentioned stock option grants and restricted common stock grants was determined such that Mr. Pandya would eventually achieve an ownership percentage approaching 1% of the Company as COO. The Executive Compensation Committee determined, based on their analysis of competitive market data compiled by the director of human resources, that our named executive officers, other than our CEO, should have a total equity compensation package in order to achieve such ownership percentage. Mr. Pandya's ownership percentage as of December 31, 2007 is approximately 0.4%.

Mr. Pandya's employment agreement provides that, in the event of termination of his employment for "Cause" (as defined in the employment agreement), or death and disability, Mr. Pandya would be entitled to receive any earned but unpaid base salary, bonus and benefits. In the event of the termination of Mr. Pandya's employment without Cause, by Mr. Pandya with "Good Reason" (as defined in the employment agreement) or upon a change in control (as defined in the employment agreement), Mr. Pandya would be entitled to receive any earned but unpaid base salary, bonus and benefits in an amount equal to six months of his annual base salary at the time of such termination plus one week for every fully completed year of service, up to one year. In addition, Mr. Pandya's outstanding but unvested restricted stock and stock options would vest immediately.

Compensation of Chief Financial Officer

On December 15, 2005, we entered into a three-year employment agreement with Mark Westgate, pursuant to which he would serve as our Vice President. During his employment, Mr. Westgate was to receive an annual base salary of $160,000, and was to be eligible to earn an annual bonus up to 50% of his annual base salary based upon the achievement by the Company of objective performance measures established and determined at the beginning of each fiscal year by the Board of Directors or its Executive Compensation Committee in consultation with Ms. Liu and Mr. Westgate. On January 1, 2008, the base annual salary of Mr. Westgate was adjusted to $235,000 for several reasons: the progress that NexMed made during 2007, Mr. Westgate's accomplishments during 2007, and the fact that Mr. Westgate's salary was not deemed to be comparable to industry standards according to data supplied by ORC Worldwide Compensation Consultants.

Mr. Westgate's employment agreement provides for grants of options to purchase shares of our common stock under the Stock Plan. These options are intended to be incentive stock options to the fullest extent permitted under the Internal Revenue Code. In December 2005, Mr. Westgate received a total of 75,000 stock options vesting in three equal installments on December 31, 2006, December 31, 2007 and December 31, 2008.

Mr. Westgate's employment agreement also provides for grants of Common Stock under the 2006 Plan. In January 2007, Mr. Westgate was awarded a restricted stock grant of 75,000 shares. The award vests in three equal installments of 25,000 shares on each December 31, 2007, 2008 and 2009. This award was intended to retain Mr. Westgate in his position as CFO, to recognize the progress made by the Company in 2006, to acknowledge Mr. Westgate's contributions towards that progress, and to remain competitive with industry compensation standards.

Additionally, in 2006 the Board approved performance-based stock option grants to all employees, including Mr. Westgate, which vested in two equal installments upon the filing of the NDA for our Topical ED Product and upon the FDA's acceptance of the NDA for review. Mr. Westgate's option award was to purchase 80,000 shares of our common stock at $0.81 per share, the market price of our common stock at the time of the grant. Our NDA was successfully filed and accepted for review in the fourth quarter of 2007 and these options became fully vested.

Mr. Westgate also received an award of 50,000 shares of common stock in April 2006. The award vested on December 31, 2006. This stock grant was awarded as part of a corporate retention program implemented in April and September of 2006 in order to offer all employees, including named executives, a substantial monetary incentive to remain employed with us following the substantial lay-off and restructuring which occurred at the end of 2005 and into 2006.

The number of shares awarded in the above mentioned stock option grants and restricted common stock grants was determined such that Mr. Westgate would eventually achieve an ownership percentage approaching 1% of the Company as CFO. The Executive Compensation Committee determined, based on their analysis of competitive market data compiled by the director of human resources, that our named executive officers, other than our CEO, should have a total equity compensation package in order to achieve such ownership percentage. Mr. Westgate's ownership percentage as of December 31, 2007 is approximately 0.4%.

Mr. Westgate's employment agreement provided that, in the event of termination of his employment for "Cause" (as defined in the employment agreement), or death and disability, Mr. Westgate would be entitled to receive any earned but unpaid base salary, bonus and benefits. In the event of the termination of Mr. Westgate's employment without Cause, by him with "Good Reason" (as defined in the employment agreement) or upon a change in control (as defined in the employment agreement), Mr. Westgate would be entitled to receive any earned but unpaid base salary, bonus and benefits in an amount equal to six months of his annual base salary at the time of such termination plus an additional week of base salary for every fully-completed year of service, for a total salary continuation period not to exceed one year. In addition, Mr. Westgate's outstanding but unvested stock and stock options would vest immediately.

Executive Compensation Committee Report

The Executive Compensation Committee evaluates and establishes compensation for executive officers and is responsible for determining the recipients and the size of awards under the 2006 Plan. The Executive Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis found in this Proxy Statement. The Executive Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the Committee with regard to executive compensation. We recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the Securities and Exchange Commission.

The Executive Compensation Committee of the Board of Directors

Arthur D. Emil, Esq.
David S. Tierney, MD
Martin R. Wade, III, Chairman

Summary Compensation Table for 2007 and 2006

As discussed above in our Compensation Discussion and Analysis, our executives under employment agreements received base salary, bonuses, stock option awards and stock grants in 2007 and 2006. The following table sets forth the compensation paid by NexMed during the years ended December 31, 2007 and 2006 to the four individuals listed who were serving as executive officers at the end of our last two fiscal years (collectively, the "Named Executive Officers"):

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (2) (d)	Stock Awards ($). (1) (e)	Option Awards ($) (1) (f)	All Other Compen-sation ($) (i)	Total ($) (j)
Vivian H. Liu, CEO (3)	2007	$273,207	$150,000	$210,000 (4)	$80,670	$7,325 (12)	$713,877
	2006	$200,000	$125,000	$124,000	$71,162	$7,099 (12)	$520,162
Richard J. Berman, CEO (3)	2007	--	--	$30,000 (6)	$114,840 (5)	$18,000 (7)	$162,840
	2006	--	--	--	$464,309 (5)	$9,000 (7)	$473,309
Hemanshu Pandya, COO	2007	$32,903 (8)	$18,500 (8)	$8,696 (9)	$15,808 (10)	$41 (13)	$75,907
	2006	--	--	--	--	--	--
Mark Westgate, CFO	2007	$198,681	$100,000	$25,000 (11)	$49,446	$6,425 (14)	$373,127
	2006	$160,000	$80,000	$31,000	$41,923	$6,995 (14)	$312,923

1. Market values for stock awards were determined by multiplying the number of shares granted by the closing market price of the Company's stock on the grant date in accordance with FAS 123R. Stock-based compensation under FAS 123R is recognized as an expense on a straight-line basis over the required service period of the entire award (generally the vesting period of the award). The value of stock option awards was calculated using the Black-Scholes method in accordance with FAS 123R. A discussion of the assumptions used in calculating the Black-Scholes values may be found in Note 2 and Note 8 of our audited Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007 which accompanies this Proxy Statement.
2. 2007 Bonuses were accrued in 2007 and paid on March 14, 2008.
3. Ms. Liu served as COO from January 2006 through June 18, 2007 at which time she was appointed CEO. Mr. Berman served as CEO from January 2006 through June 18, 2007.
4. Ms. Liu was granted 850,000 shares of restricted stock when she was appointed CEO in June 2007. The shares vest in four installments, the first installment of 100,000 shares vested on October 3, 2007 upon the signing of her employement agreement with the remaining 750,000 shares vesting in three equal installments of 250,000 shares on June 18, 2008, 2009 and 2010, respectively. Ms. Liu also received a grant of 150,000 shares of restricted stock in January 2007 as compensation for her services as COO. The shares vest in three equal installments of 50,000 shares on each December 31, 2007, 2008, and 2009.
5. This amount represents our expense for 990,000 options with an exercise price of $0.73 per share granted to Mr. Berman as compensation for his services as CEO beginning in January 2006 through June 2007. The award vested in three installments through January 2007.
6. This amount represents our expense for a grant of 60,000 shares issued to Mr. Berman in January 2007 as compensation for his services as CEO during the first half of 2007. The grant vested in four equal installments on March 31, June 30, September 30, and December 31, 2007. 30,000 of these

shares, which were to vest on September 30 and December 31, 2007, did not vest and were cancelled when Mr. Berman ended his term as Chief Executive Officer in June 2007. Although Mr. Berman resigned on June 18, 2007, vesting of the shares that were to vest on June 30, 2007 was accelerated since Mr. Berman was our CEO for substantially all of the second quarter.

7. Effective October 1, 2006, Mr. Berman began receiving a consulting fee of $3,000 per month.
8. Mr. Pandya's salary and bonus for 2007 were pro-rated for 2 months of employment in 2007.
9. Mr. Pandya was granted 125,000 shares of restricted stock. 75,000 shares will vest in three equal installments of 25,000 shares each on October 31, 2008, 2009 and 2010. The remaining 50,000 shares will vest only upon the execution of a licensing/development agreement brought to the Company by Mr. Pandya valued at over $5 million on or before April 30, 2009. In accordance with FAS123R, compensation expense for the 50,000 shares will be recorded when these shares vest upon the completion of the business transaction as stated above.
10. Mr. Pandya was granted an option to purchase a total of 175,000 shares of our common stock at $1.43 per share, the market price of our common stock at the time of the grant. The award vests in three installments of 25,000 options on October 31, 2008, 50,000 options on October 31, 2009 and 100,000 options on October 31, 2010.
11. Mr. Westgate received a grant of 75,000 shares of restricted stock in January 2007. The shares vest in three equal installments of 25,000 shares on each of December 31, 2007, 2008, and 2009.
12. This amount includes the Company's profit sharing contribution to the 401k plan of $6,750 and $6,600 in 2007 and 2006, respectively and life insurance premiums paid on behalf of the Named Executive of $575 and $499 in 2007 and 2006, respectively as part of the employee benefit plan for all employees, whereby each employee has a Company paid life insurance policy in the amount of each employee's annual salary.
13. This amount represents life insurance premiums paid on behalf of the Named Executive for his two months of employment in 2007 as part of the employee benefit plan for all employees, whereby each employee has a Company paid life insurance policy in the amount of each employee's annual salary.
14. This amount includes the Company's profit sharing contribution to the 401k plan of $5,977 and $6,600 in 2007 and 2006, respectively and life insurance premiums paid on behalf of the Named Executive of $448 and $395 in 2007 and 2006, respectively as part of the employee benefit plan for all employees, whereby each employee has a Company paid life insurance policy in the amount of each employee's annual salary.

GRANTS OF PLAN BASED AWARDS FOR 2007

The compensation plans under which the grants in the following table were made are generally described in the Compensation Discussion and Analysis above:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Equity Awards (1)
(a)	(b)	(i)	(j)	(k)	(l)
Vivian H. Liu, CEO	1/24/2007	150,000			$150,000
	10/3/2007	850,000			$1,360,000
Richard J. Berman, CEO	1/24/2007	60,000			$60,000
Hemanshu Pandya, COO	10/31/2007		175,000	$1.43	$189,700
	10/31/2007	125,000 (2)			$178,750
Mark Westgate, CFO	1/24/2007	75,000			$75,000

(1) Market values for stock awards were determined by multiplying the number of shares granted by the closing market price of our stock on the grant date in accordance with FAS 123R. Market values for option awards were calculated using the Black-Scholes Method. A discussion of the assumptions used in calculating the Black-Scholes values may be found in Note 2 and Note 8 of our audited Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007 that accompanies this Proxy Statement.

(2) 50,000 shares of the total grant vest and restrictions lapse only upon the execution of a licensing/development agreement brought to the Company by Mr. Pandya valued at over $5 million on or before April 30, 2009.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

Options are granted at 100 percent of fair market value on the date of the grant; they usually vest in three equal installments over a three year period. More discussion of our equity compensation programs can be found in the Compensation Discussion and Analysis. There are no unexercised, unearned options under an equity incentive plan.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Vivian H. Liu, CEO	120,000 (3)	60,000	$0.92	12/15/15				
	105,000 (4)	--	$0.70	12/16/12				
	114,284 (5)	--	$0.55	12/3/12				
	90,000 (6)	--	$4.00	1/19/10				
	15,000 (7)	--	$2.50	12/14/08				
	100,000 (8)		$0.81	8/3/16				
					850,000 (9)	$1,300,000	--	--
Richard J. Berman. CEO	990,000 (10)	--	$0.73	1/16/16				
Hemanshu Pandya, COO	--	175,000 (11)	$1.43	10/31/17	75,000 (12)	$107,250	50,000 (2)	$71,500
Mark Westgate, CFO	50,000 (3)	25,000	$0.92	12/15/15				
	5,000 (13)	--	$1.32	1/18/15				
	27,273 (5)	--	$0.55	12/3/12				
	15,000 (14)	--	$3.25	3/11/12				
	80,000 (8)		$0.81	8/3/16				
					50,000 (15)	$50,000	--	--

(1) Market values were determined by multiplying the number of shares granted by the closing market price of our common stock on the grant date.
(2) Stock vests and restrictions lapse only upon the execution of a licensing/development agreement brought to the Company by Mr. Pandya valued at over $5 million on or before April 30, 2009.
(3) Options vest in three equal installments on December 31, 2006, 2007 and 2008.
(4) Options vested in three equal installments on December 31, 2003, 2004 and 2005.
(5) Options vested on July 1, 2003.
(6) Options vested in three equal installments on January 19, 2001, 2002 and 2003.
(7) Options vested on grant date of December 14, 1998.
(8) Options vested in two equal installments on the filing of the NDA for our ED Product in September 2007 and the acceptance of the NDA for review by the FDA in November 2007.
(9) 750,000 shares vest in three equal installments of 250,000 shares on June 18, 2008, 2009 and 2010. 100,000 shares vest in two equal installments on December 31, 2008 and 2009.
(10) 500,000 options vested on the grant date of January 16, 2006. The remaining 490,000 options vested in two equal installments on July 31, 2006 and January 16, 2007.

(11) The option award vests in three installments of 25,000 options on October 31, 2008, 50,000 options on October 31, 2009 and 100,000 options on October 31, 2010.
(12) The award vests in three equal installments of 25,000 shares each on October 31, 2008, 2009 and 2010.
(13) Options vested on the grant date of January 18, 2005.
(14) Options vested in three equal installments on March 11, 2003, 2004 and 2005.
(15) The award vests in two equal installments on December 31, 2008 and 2009.

OPTION EXERCISES AND STOCK VESTED FOR 2007

No stock options were exercised by the Named Executive Officers during 2007.

The following table indicates restricted stock vested in 2007 for the Named Executives:

Name and Principal Position	Date of Vesting	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Vivian H. Liu, CEO	10/3/07	100,000	$160,000
	12/31/07	50,000	$71,000
Richard J. Berman, CEO	3/31/07	15,000	$18,600
	6/18/07	15,000	$28,050
Mark Westgate, CFO	12/31/07	25,000	$35,500

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL AT DECEMBER 31, 2007

The table below set forth the estimated current value of payments and benefits to each of the Named Executive Officers upon a change of control, a qualifying termination, or resignation for good reason of the Named Executive Officer, in each case as defined within the employment agreement for the Named Executive attached as Exhibits 10.21, 10.22, and 10.30 to our Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 12, 2008. All payments are conditioned upon and subject to the named Executive's first executing a Confidential Separation Agreement including a general waiver and release (and the expiration of any associated revocation period), in such reasonable and customary form as shall be prepared by the Company, of all claims the Named Executive may have against the Company, and related entities and individuals.

The value of accelerated equity awards shown in the table below was calculated using the closing price of our common stock on December 31, 2007 ($1.42). The value of the options is the aggregate spreads between $1.42 and the exercise prices of the accelerated options; if less than $1.42 then the value of the accelerated options is zero.

Name and Principal Position	Lump Sum Cash Payment (1)	Value of accelerated stock options	Value of accelerated restricted stock	Total ($)
Vivian H. Liu, CEO	$300,000	$30,000	$1,207,000	$1,537,000
Hemanshu Pandya, COO	$112,500	$0	$177,500	$290,000
Mark Westgate, CFO	$138,461	$12,500	$71,000	$221,961

(1) Lump sum cash payments are based on the amount of salary payable at December 31, 2007 per the Named Executives' employment agreements based on service through such date. In the case of Ms. Liu, the amount is equivalent to one year's salary. In the case of Mr. Pandya and Mr. Westgate, the amount is equivalent to six month's salary plus an additional week of base salary for each fully-completed year of service (at December 31, 2007, six weeks for Mr. Westgate and zero weeks for Mr. Pandya).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Arthur D. Emil, David S. Tierney and Martin R. Wade, III served on the Executive Compensation Committee in 2007. As of December 31, 2007, none of these three directors had ever been an employee of NexMed or its subsidiaries. No NexMed executive officer served as a member of the Board of Directors or the Executive Compensation Committee of any company whose executive officers included a member of our Board of Directors or Executive Compensation Committee.

AUDIT COMMITTEE REPORT

We have reviewed and discussed with management NexMed's audited consolidated financial statements for the year ended December 31, 2007.

We have discussed with Amper, Politziner & Mattia, PC, NexMed's independent registered public accounting firm, the matters required to be discussed by Statements on Auditing Standards No. 61, Communications with Audit Committees, as amended.

We have also received the written disclosures and the letter from Amper, Politziner & Mattia, PC required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and have discussed with Amper, Politziner & Mattia, PC its independence.

Based on the reviews and discussions referred to above, we recommended to the Board of Directors that the audited financial statements referred to above be included in NexMed's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission.

The Audit Committee of the Board of Directors

Arthur D. Emil
Leonard A. Oppenheim
Martin R. Wade, III, Chairman

PROPOSAL NO. 2

APPROVAL AND ADOPTION OF AN AMENDMENT TO THE NEXMED, INC. 2006 STOCK INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AUTHORIZED THEREUNDER FROM 3,000,000 to 5,000,000 SHARES OF THE COMPANY'S COMMON STOCK

The Company adopted the 2006 Plan on March 7, 2006. A total of 3,000,000 shares of Common Stock were initially reserved for issuance of awards under the 2006 Plan, of which only 22,223 shares remained available for future grants as of the Record Date. Our Board of Directors has amended the 2006 Plan, subject to Stockholder approval, to increase by 2,000,000, to a total of 5,000,000, the number of shares of Common Stock reserved for issuance of awards under the 2006 Plan.

The Board of Directors believes that the approval of this amendment to the 2006 Plan is in the best interests of the Company and its Stockholders because the availability of an adequate number of shares reserved for issuance under the 2006 Plan and the ability to grant stock options and make other stock-based awards under the 2006 Plan is an important factor in attracting, motivating and retaining qualified individuals essential to our success.

Pursuant to the 2006 Plan, the Company may grant to eligible persons awards of incentive stock options ("ISOs") within the meaning of Section 422(b) of the Code, non-incentive stock options ("NISOs"), restricted stock awards of our Common Stock and stock appreciation rights (SAR's").

The 2006 Plan authorizes the Company to grant options, restricted stock awards and SARs (together,"Awards") for an aggregate of up to 3,000,000 shares of Common Stock. The Board of Directors believes that stock options, restricted stock awards and SARs are an integral part of the compensation packages to be offered to the Company's executives, directors, employees and consultants and that the grant of stock options, restricted stock awards and SARs, which align the interests of the recipients with those of the stockholders, is an effective method to attract and retain employees in an industry characterized by a high level of employee mobility and aggressive recruiting of the services of a limited number of skilled personnel.

The following summary of certain features of the 2006 Plan is qualified in its entirety by reference to the full text of the 2006 Plan, which is filed as an annex to our Definitive Proxy Statement on schedule 14A filed with the Securities and Exchange Commission on April 6, 2006. Attached to this Proxy Statement as Appendix A is the Instrument of Amendment to the 2006 Plan. All capitalized terms used but not defined herein have the respective meanings ascribed to them in the 2006 Plan.

Nature and Purposes of the 2006 Plan

The purposes of the 2006 Plan are to facilitate fair, adequate and competitive compensation and to induce certain individuals to remain in the employ of, or to continue to serve as directors of, or as independent consultants to, the Company and its present and future subsidiary corporations, as defined in section 424(f) of the Code, to attract new individuals to enter into such employment and service and to encourage such individuals to secure or increase on reasonable terms their stock ownership in the company. The Board believes that the granting of Awards under the 2006 Plan will promote continuity of management, increased incentive and personal interest in our welfare aid in securing our growth and financial success.

Duration and Modification

The 2006 Plan will terminate on March 6, 2016, ten years from its approval by the Board of Directors. The Board of Directors may at any time terminate the 2006 Plan or make such modifications to the 2006 Plan as it may deem advisable. The Board, however, may not, without approval by our Stockholders, increase the number of shares of Common Stock as to which Awards may be granted under the 2006 Plan, change the manner of determining stock option or SAR prices, change the class of persons eligible to participate in the 2006 Plan or make other changes to the 2006 Plan which are not permitted without Stockholder approval under Nasdaq rules.

Administration of the Plan

The 2006 Plan is administered by the Executive Compensation Committee. The Executive Compensation Committee shall have discretion to determine the participants under the 2006 Plan, the types, terms and conditions of the Awards, including performance and other earn out and/or vesting contingencies, permit transferability of Awards to an immediate family member of a participant or a trust established on behalf of such immediate family member, interpret the 2006 Plan's provisions and administer the 2006 Plan in a manner that is consistent with its purpose.

Eligibility and Extent of Participation

The 2006 Plan provides for discretionary grants of Awards to all employees, non-employee directors and consultants to the Company or any of its subsidiaries, or any corporation acquired by the Company or any of its subsidiaries. As of April 11, 2007, we had 24 full time employees and five non-employee directors who would be eligible to participate in the 2006 Plan.

Stock Options

Under the 2006 Plan, the Executive Compensation Committee may grant Awards in the form of options to purchase shares of Common Stock. The initial per share exercise price for an ISO may not be less than 100% of the fair market value of a share of Common Stock on the date of grant, or 110% of such fair market value with respect to a participant who, at such time, owns stock representing more than 10% of the total combined voting power of the Common Stock. The initial per share exercise price for a NISO may not be less than 100% of the fair market value of a share of Common Stock on the date of grant.

No option granted pursuant to the 2006 Plan may be exercised more than 10 years after the date of grant, except that ISOs granted to participants who own more than 10% of the total combined voting power of the Common Stock at the time the ISO is granted may not be exercised more than five years after the date of grant. Any option granted to a non-employee director of the Company or any of its subsidiaries shall be 10 years in duration.

Stock Awards

The 2006 Plan also permits the grant of Awards of shares of Common Stock. A Stock Award is a grant of shares or of a right to receive shares of Common Stock (or their cash equivalent or a combination of both) in the future. Each Stock Award will be subject to conditions, restrictions and contingencies established by the Executive Compensation Committee. In making a determination regarding the allocation of such shares, the Executive Compensation Committee may take into account the nature of the services rendered by the respective individuals, their present and potential contributions to the success of the Company and its subsidiaries and such other factors as the Executive Compensation Committee in its discretion shall deem relevant.

Stock Appreciation Rights

The 2006 Plan also permits the grant of Awards of SARs, which are grants of the right to receive shares of Common Stock with an aggregate fair market value equal to the value of the SAR. The value of a SAR with respect to one share of Common Stock on any date is the excess of the fair market value of a share on such date over the Base Value of such SAR. The Base Value of any SAR with respect to one share of Common Stock shall equal the fair market value of a share of Common Stock on the date the SAR is granted.

Voting Rights

Participants will not have any interest or voting rights in shares covered by their Awards until the Awards shall have been exercised or restrictions shall have lapsed and a certificate for such shares shall have been issued.

Adjustment of Number of Shares

In the event that a dividend shall be declared upon the Common Stock payable in shares of Common Stock, the number of shares of Common Stock then subject to any Award and the number of shares of Common Stock available for purchase or delivery under the 2006 Plan but not yet covered by an Award shall be adjusted by adding to each share the number of shares which would be distributable thereon if such shares had been outstanding on the date fixed for determining the Stockholders entitled to receive such stock dividend. In the event that the outstanding shares of Common Stock shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, sale of assets, merger or consolidation in which the Company is the surviving corporation, then there shall be substituted for each share of Common Stock then subject to any Award, the number and kind of shares of stock or other securities into which each outstanding share of Common Stock shall be so changed or for which each such share shall be exchanged.

In the event that there shall be any change, other than as specified directly above, in the number or kind of outstanding shares of Common Stock, or of any stock or other securities into which the Common Stock shall have been changed, or for which it shall have been exchanged, then, if the Executive Compensation Committee shall, in its sole discretion, determine that such change equitably requires an adjustment in the number or kind of shares then subject to any Award and the number or kind of shares available for issuance in accordance with the provisions of the 2006 Plan but not yet covered by an Award, such adjustment shall be made by the Executive Compensation Committee and shall be effective and binding for all purposes of the 2006 Plan and of each Award.

Change in Control

Except as otherwise determined by the Executive Compensation Committee at the time of grant, if a Participant's employment, or directorship, with the Company and its Subsidiaries is terminated without cause, as defined, or the Participant terminates his or her employment with, or terminates his or her service as a director of, the Company and its Subsidiaries for good reason, as defined, whether voluntarily or otherwise, within one year after the effective date of a Change in Control, as defined, (i) each Option theretofore granted to a Participant which shall not have theretofore expired or otherwise been cancelled shall become immediately exercisable in full upon the occurrence of such termination and shall, to the extent not theretofore exercised, terminate upon the date of termination specified in such Option; (ii) each SAR theretofore granted to a Participant which shall not have theretofore expired or otherwise been cancelled shall become immediately exercisable in full upon the occurrence of such termination and shall, to the extent not theretofore exercised, terminate upon the date of termination specified in such SAR; and (iii) any restrictions applicable to any shares allocated to a Participant in a Stock Award shall forthwith terminate upon the occurrence of such termination.

Benefits to Named Executive Officers and Others

Since the incentive awards granted under the 2006 Plan are discretionary, no data can be provided regarding planned future grants. Therefore, the following table sets forth information pertaining to stock options and shares of restricted stock that were granted in 2007 pursuant to the 2006 Plan to the persons or groups named below.

Name and Principal Position	Total Number of Options	Dollar Value (1)	Total Number of Restricted Shares	Dollar Value (2)
Vivian H. Liu, CEO	--	--	1,000,000	$1,420,000
Hemanshu Pandya, COO	175,000	$0	125,000	$177,500
Mark Westgate, CFO	--	--	75,000	$106,500
Richard J. Berman, CEO	--	--	60,000	$85,200
All non-executive directors as a group	--	--	314,540	$446,647
All employees who are not executive officers, as a group	27,100	$7,000	5,000	$7,250

(1) These values are computed by subtracting the option exercise price for in-the-money options from the closing price of our common stock on December 31, 2007 ($1.42) and multiplying it by the number of in-the-money options.

(2) Value of restricted shares is calculated by multiplying the closing price of our common stock at December 31, 2007 ($1.42) by the total number of restricted shares.

United States Federal Income Tax Consequences of Issuance and Exercise of Awards

The following discussion of the U.S. Federal income tax consequences of the granting and exercise of stock options under the 2006 Plan, and the sale of Common Stock acquired as a result thereof, is based on an analysis of the Code as currently in effect, existing laws, judicial decisions and administrative rulings and regulations, all of which are subject to change. In addition to being subject to the Federal income tax consequences described below, an optionee may also be subject to state and/or local income tax consequences in the jurisdiction in which he or she works and/or resides. The tax consequences of Awards issued to participants outside of the U.S. may differ from the U.S. tax consequences.

Non-Incentive Stock Options:

No income will be recognized by an optionee at the time a NISO is granted. Ordinary income will be recognized by an optionee at the time a NISO is exercised, and the amount of such income will be equal to the excess of the fair market value on the exercise date of the shares issued to the optionee over the exercise price. This ordinary income will also constitute wages subject to the withholding of income tax and the Company will be required to make whatever arrangements are necessary to ensure that the amount of the tax required to be withheld is available for payment in cash.

Capital gain or loss on a subsequent sale or other disposition of the shares of Common Stock acquired upon exercise of a NISO will be measured by the difference between the amount realized on the disposition and the tax basis of such shares. The tax basis of the shares acquired upon the exercise of the option will be equal to the fair market value of the shares on the date of exercise.

The Company will be entitled to a deduction for Federal income tax purposes at such time and in the same amount as the amount included in ordinary income by the optionee upon exercise of the NISO, subject to the usual rules as to reasonableness of compensation and provided that the Company timely complies with the applicable information reporting requirements.

Incentive Stock Options:

In general, neither the grant nor the exercise of an ISO will result in taxable income to an optionee or a deduction to the Company. For purposes of the alternative minimum tax, however, the spread on the exercise of an incentive stock option will be considered as part of the optionee's income.

The sale of the shares of Common Stock received pursuant to the exercise of an ISO which satisfies the holding period rules will result in capital gain to an optionee and will not result in a tax deduction to the Company. To receive incentive stock option treatment as to the shares acquired upon exercise of an ISO, an optionee must not dispose of such shares within two years after the option is granted or within one year after the exercise of the option. In addition, an optionee generally must be an employee of the Company (or a subsidiary of the Company) at all times between the date of grant and the date three months before exercise of the option.

If the holding period rules are not satisfied, the portion of any gain recognized on the disposition of the shares acquired upon the exercise of an ISO that is equal to the lesser of (a) the fair market value of the Common Stock on the date of exercise minus the exercise price or (b) the amount realized on the disposition minus the exercise price, will be treated as ordinary income, with any remaining gain being treated as capital gain. The Company will be entitled to a deduction equal to the amount of such ordinary income.

Restricted Stock Awards:

Restricted Stock Awards are generally subject to ordinary income tax at the time the restrictions lapse, unless the participant elects to accelerate recognition as of the time of grant. The Company will be entitled to a corresponding Federal income tax deduction at the time the participant recognizes ordinary income.

Stock Appreciation Rights:

The participant receiving a SAR will not recognize Federal taxable income at the time the SAR is granted. When the participant receives the appreciation inherent in the SARs in stock, the spread between the then current market value and the Base Value will be taxed as ordinary income to the participant. The

Company will be entitled to a Federal tax deduction equal to the amount of ordinary income the participant is required to recognize as the result of exercising the SAR.

Limits on Deductions:

Under Section 162(m) of the Code, the amount of compensation paid to the chief executive officer and the four other most highly paid executive officers of the Company in the year for which a deduction is claimed by the Company (including its subsidiaries) is limited to $1,000,000 per person in any year, except that qualified performance-based compensation will be excluded for purposes of calculating the amount of compensation subject to this $1,000,000 limitation. The ability of the Company to claim a deduction for compensation paid to any other executive officer or employee of the Company (including its subsidiaries) is not affected by this provision.

The Company has structured the 2006 Plan so that the Company may claim a deduction in connection with (i) the exercise of NISOs and/or SARs, and (ii) the disposition during the the ISO holding period by an optionee of shares acquired upon the exercise of ISOs, provided that, in each case, the requirements imposed on qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder are satisfied with respect to such awards. Because Restricted Stock Awards under the Plan are not deemed to be qualified performance-based compensation under Section 162(m) of the Code, amounts for which the Company may claim a deduction upon the lapse of any restrictions on such restricted share awards will be subject to the limitations on deductibility under Section 162(m).

Required Vote and Recommendation of Board of Directors

Provided that a quorum is present at the Annual Meeting, the proposal will be approved only if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition of the proposal. Therefore abstentions and broker non-votes will have no effect on the outcome of the vote on the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* APPROVAL TO INCREASE THE NUMBER OF SHARES AUTHORIZED UNDER THE 2006 PLAN FROM 3,000,000 to 5,000,000 SHARES OF THE COMPANY'S COMMON STOCK

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Amper, Politziner & Mattia, PC as our independent registered public accounting firm to audit and report upon our consolidated financial statements for the 2008 fiscal year and is submitting this matter to the Stockholders for their ratification. A representative of Amper, Politzner & Mattia, PC is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement and will be able to respond to appropriate questions.

Audit Fees

The aggregate fees billed or to be billed by Amper, Politziner & Mattia, PC for 2007 were $279,000 and $117,500 for 2006.

Audit-related Fees

There were no fees billed or to be billed by Amper, Politziner & Mattia, PC for each of the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and that are not reported under "Audit Fees" above.

Tax Fees

We retain the services of PricewaterhouseCoopers LLP as our tax advisor. The aggregate fees billed by PricewaterhouseCoopers LLP in each of the last two fiscal years for professional services rendered for tax compliance, tax advice and tax planning were $28,000 for 2007 and $23,000 for 2006. The nature of the services performed for these fees included the preparation of our federal and state tax returns.

All Other Fees

There were no other fees billed to us by Amper, Politznier & Mattia, PC or PricewaterhouseCoopers LLP during 2007 and 2006.

Pre-Approval Policies and Procedures

It is our policy that all services provided by Amper, Politziner & Mattia, PC shall be pre-approved by the Audit Committee. Amper, Politziner & Mattia, PC will provide the Audit Committee with an engagement letter during the first quarter of each fiscal year outlining the scope of the audit services proposed to be performed during the fiscal year and the estimated fees for such services. Pre-approval of audit and permitted non-audit services may be given by the Audit Committee at any time up to one year before the commencement of such services by Amper, Politziner & Mattia, PC. Pre-approval must be detailed as to the particular services to be provided. Pre-approval may be given for a category of services, provided that (i) the category is narrow enough and detailed enough that management will not be called upon to make a judgment as to whether a particular proposed service by Amper, Politziner & Mattia, PC fits within such pre-approved category of services and (ii) the Audit Committee also establishes a limit on the fees for such pre-approved category of services. The Chairman of the Audit Committee shall have, and the Audit Committee may delegate to any other member of the Audit Committee, the authority to grant pre-approval of permitted non-audit services to be provided by Amper, Politziner & Mattia, PC between Audit Committee meetings; provided, however, that any such pre-approval shall be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee pre-approved all audit and permitted non-audit services that were provided in 2007 and 2006.

Required Vote and Recommendation of Board of Directors

Under Nevada law, shares as to which there is an abstention or broker non-vote shall be deemed to be present at the meeting for purposes of determining a quorum. However, because the proposal will be approved only if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition to the proposal, proposal abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal. If Stockholders do not ratify the selection of Amper, Politziner & Mattia, PC, the Board of Directors will consider other independent auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OFAMPER, POLITZINER & MATTIA, PC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2008.

STOCKHOLDER PROPOSALS

Stockholder proposals will be considered for inclusion in the Proxy Statement for the 2009 Annual Meeting in accordance with Rule 14a-8 under the Exchange Act, if they are received by the Secretary of NexMed, Inc., on or before December 19, 2008.

Stockholders who intend to present a proposal at the 2009 Annual Meeting of Stockholders without inclusion of such proposal in our proxy materials for the 2009 Annual Meeting are required to provide notice of such proposal to us no later than sixty (60) days nor more than ninety (90) days prior to the one year anniversary of the date of the 2008 Annual Meeting of Stockholders. The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Proposals and notices of intention to present proposals at the 2009 Annual Meeting should be addressed to Secretary of NexMed, Inc., 89 Twin Rivers Drive, East Windsor, New Jersey 08520.

HOUSEHOLDING OF PROXY MATERIALS

In some cases only one copy of this Proxy Statement or our 2007 Annual Report is being delivered to multiple Stockholders sharing an address unless NexMed has received contrary instructions from one or more of the Stockholders. We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement or such Annual Report to a Stockholder at a shared address to which a single copy of the document was delivered. Stockholders sharing an address who are receiving multiple copies of proxy statements or annual reports may also request delivery of a single copy. To request separate or multiple delivery of these materials now or in the future, a stockholder may submit a written request to Secretary of NexMed, Inc., 89 Twin Rivers Drive, East Windsor, New Jersey 08520 or an oral request at (609)-371-8123.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

It is important that the proxies be returned promptly and that your shares be represented. Stockholders are urged to vote. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope or vote these proxies by telephone at (800) 560-1965 or by internet at http/www.eproxy.com/nexm/.

By Order of the Board of Directors,

/s/ Mark Westgate
Mark Westgate
Assistant Secretary

April 18, 2008
East Windsor, NJ

Appendix A

INSTRUMENT OF AMENDMENT TO THE NEXMED, INC. 2006 STOCK INCENTIVE PLAN

WHEREAS, NexMed, Inc. (the "Company") maintains the NexMed, Inc. 2006 Stock Incentive Plan (the "Plan");

WHEREAS, Section 17(a) of the Plan provides that the Board of Directors of the Company (the "Board") may amend the Plan to increase the number of shares of common stock of NexMed, Inc., par value of $0.001 per share (the "Common Stock"), available for grant or delivery under the Plan, subject to stockholder approval;

WHEREAS, the Board wishes to amend the Plan to increase the number of shares of Common Stock available for grant or delivery under the Plan from 3,000,000 shares to 5,000,000 shares (the "Amendment"); and

WHEREAS, stockholder approval is being solicited at the Company's 2008 annual meeting of stockholders ("Annual Meeting") on June 9, 2008 to effectuate the Amendment.

NOW, THEREFORE, the Plan is hereby amended, effective June 9, 2008 upon stockholder approval of the Amendment at the Annual Meeting, and at any adjournment or postponement thereof, as follows:

1. The first sentence of Section 2 of the Plan is amended to read in its entirety as follows:

> "The maximum number of shares of the common stock, par value of $0.001 per share (the "Common Stock"), of the Company with respect to which Options or SARs may be granted or that may be delivered as Stock Awards to participants ("Participants") and their beneficiaries under the Plan shall be five million (5,000,000)."

NEXMED, INC.

By: /s/ Mark Westgate
Name: Mark Westgate
Title: Vice President and CFO

Date: April 10, 2008

To Our Stockholders,

You are cordially invited to attend our Annual Meeting of Stockholders, to be held at the Company's headquarters at 89 Twin Rivers Drive, East Windsor, New Jersey, at 11:00 a.m., local time, on Monday, June 9, 2008.

The enclosed Proxy Statement provides you with additional details about items that will be addressed at the Annual Meeting. Following consideration of the proposals set forth in the Proxy Statement, an overview of NexMed, Inc.'s activities will be presented and we will be available to answer any questions you may have. After reviewing the Proxy Statement, please sign, date and indicate your vote for the items listed on the Proxy Card below and return it by mail in the enclosed, postage-paid envelope, or vote by telephone by calling (800) 560-1965 (U.S. only), or by internet at http://www.eproxy.com/nexm/, whether or not you plan to attend the Annual Meeting.

Thank you for your prompt response.

Sincerely,

Mark Westgate
Assistant Secretary

NexMed, Inc. 89 Twin Rivers Drive East Windsor, NJ 08520

89 Twin Rivers Drive
East Windsor, NJ 08520

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Vivian H. Liu and Mark Westgate, or either of them, the lawful attorneys and proxies of the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned to attend the Annual Meeting of Stockholders of NexMed, Inc. to be held at the Company's headquarters on Monday, June 9, 2008 at 11:00 a.m., local time, and any adjournment(s) or postponement(s) thereof, with all powers the undersigned would possess if personally present, and to vote the number of shares the undersigned would be entitled to vote if personally present.

In accordance with their discretion, said attorneys and proxies are authorized to vote upon such other matters or proposals not known at the time of solicitation of this proxy which may properly come before the meeting.

This proxy when properly executed will be voted in the manner described herein by the undersigned stockholder. If no instructions are given, the shares will be voted FOR the election of the nominees for directors named below and FOR Proposals No. 2 and No. 3. Any prior proxy is hereby revoked.

See reverse for voting instructions.

COMPANY #

There are three ways to vote your Proxy

Your telephone or Internet vote authorizes the Named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY PHONE — TOLL FREE — 1-800-560-1965 — QUICK ★★★ EASY ★★★ IMMEDIATE

- Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week, until Noon (EST) on Friday, June 6, 2008.
- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available.
- Follow the simple instructions the Voice provides you.

VOTE BY INTERNET — http://www.eproxy.com/nexm/ — QUICK ★★★ EASY ★★★ IMMEDIATE

- Use the Internet to vote your proxy 24 hours a day, 7 days a week, until Noon (EST) on Friday, June 6, 2008.
- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions to obtain your records and create an electronic ballot.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided or return it to NexMed, Inc., c/o Shareowner Services℠, P.O. Box 64873, St. Paul, MN 55164-0873.

If you vote by Phone or Internet, please do not mail your Proxy Card

Please detach here

The Board of Directors recommends a vote FOR the election of the nominees for directors named below and FOR Proposals No. 2 and No. 3.

1. Election of directors: 01 Leonard A. Oppenheim 02 David S. Tierney, MD ☐ Vote FOR the nominees (except as marked) ☐ Vote WITHHELD from the nominee(s)

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Approval and Adoption of an Amendment of the NexMed, Inc. 2006 Stock Incentive Plan to increase the number of shares authorized thereunder from 3,000,000 to 5,000,000 shares of the Company's Common Stock. ☐ For ☐ Against ☐ Abstain

3. Ratification of the appointment of Amper, Politziner & Mattia, PC as the independent registered public accounting firm of the Company. ☐ For ☐ Against ☐ Abstain

Address Change? Mark Box ☐ Indicate changes below:

Date: ______________________

Signature(s) in Box

Please sign exactly as your name appears at the left. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or corporation, please sign in full corporate name by president or other authorized person. If a partnership, please sign in partnership name by authorized person.

Board of Directors

Richard J. Berman
Chairman

Arthur D. Emil
Director

Vivian H. Liu
Director

Leonard A. Oppenheim
Director

David S. Tierney, M.D.
Director

Martin R. Wade III
Director

Executives

Vivian H. Liu
President and
Chief Executive Officer

Hem Pandya
Vice President and
Chief Operations Officer

Mark Westgate
Vice President and
Chief Financial Officer



Corporate Information

Annual Meeting
The Annual Meeting of Stockholders will be held on Monday, June 9, 2008, at 11:00 a.m., at:

NexMed Corporate Headquarters
89 Twin Rivers Drive
East Windsor, New Jersey 08520

Transfer Agent
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
South St. Paul, MN 55164-0854
T: (800) 468-9716
F: (651) 450-4033

Securities Counsel
Katten Muchin Rosenman LLP
New York, New York

Independent Registered Public Accounting Firm
Amper Politziner & Mattia, PC
Edison, New Jersey

SEC Form 10-K And Requests For Information
A copy of our reports to the Securities and Exchange Commission is available without charge upon request to:

Investor Relations
NexMed, Inc.
89 Twin Rivers Drive
East Windsor, New Jersey 08520
T: (609) 371-8123
F: (609) 426-9116
Email: ir@nexmed.com
You may also request a copy through our web page:
www.nexmed.com

Stock Listing
Nasdaq: NEXM

NEXMED, INC.

89 Twin Rivers Drive
East Windsor, New Jersey 08520

T (609) 371-8123
F (609) 426-9116

www.nexmed.com

END